As filed with the Securities and Exchange Commission on September 3, 1999
                                                      Registration No. 333-82643
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  ___________

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                      to
                                   FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                  ___________

                        ICF KAISER INTERNATIONAL, INC.
            (Exact name of Registrant as specified in its charter)


        Delaware                       8711                     54-1437073
    (State or other             (Primary Standard            (I.R.S. Employer
      jurisdiction                  Industrial              Identification No.)
    of incorporation              Classification
    or organization)                 Code No.)


                9300 Lee Highway, Fairfax, Virginia 22031-1207
                                (703) 934-3600

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

            James J. Maiwurm, President and Chief Executive Officer
                               9300 Lee Highway
                         Fairfax, Virginia  22031-1207
                                (703) 934-3600
                      (Name, address, including zip code,

                         & telephone number, including

                       area code, of agent for service)

                                   Copy to:

                          Jeffrey J. Margulies, Esq.
                       Squire, Sanders & Dempsey L.L.P.
                                4900 Key Tower
                               127 Public Square
                          Cleveland, Ohio  44114-1304
                      ___________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

                        CALCULATION OF REGISTRATION FEE

Title of Each                                                      Proposed              Proposed
Class of                                                           Maximum               Maximum                   Amount of
Securities To                                Amount To Be          Offering              Aggregate                 Registration
Be Registered                                Registered (1) (2)    Price Per Unit (2)    Offering Price (1) (2)    Fee (3)
--------------------------------------------------------------------------------------------------------------------------------
Convertible Preferred Stock
--------------------------------------------------------------------------------------------------------------------------------
Warrants to Purchase Common Stock
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share (4)
--------------------------------------------------------------------------------------------------------------------------------
Secured Notes
--------------------------------------------------------------------------------------------------------------------------------
Total                                         $80,000,000                                 $80,000,000              $12,788
--------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2) Not specified as to each class of securities being registered, since the amount of each class of securities to be offered in the exchange offer has not been finally determined. The maximum aggregate offering price of securities issued under this registration will not exceed $80,000,000 unless additional securities are subsequently registered by an amendment to the registration statement.

(3) Represents registration fee due for securities being registered in excess of aggregate offering price of $34,000,000, for which amount the registration fee was paid upon the initial filing of this registration statement.

(4) Represents common stock issuable upon conversion of convertible preferred stock and upon exercise of warrants being registered under this registration statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY

DETERMINE.

================================================================================

PROSPECTUS AND CONSENT SOLICITATION STATEMENT

                         ICF KAISER INTERNATIONAL, INC.


                                               Recapitalization

            Our recapitalization consists of an exchange offer, an asset sale offer and consent solicitations, all of which are dependent upon each other.

                  Exchange Offer                                             Convertible Preferred Stock
 .  We are offering to exchange convertible preferred        .  We will issue 650,000 shares of convertible preferred
   stock with a liquidation preference of $65 million          stock, with an aggregate liquidation preference of $65
   plus accrued interest on the old notes through the          million, or $100 per share, plus accrued interest on the
   date of the closing, warrants to purchase 15% of our        old notes through the date of the closing.
   common stock on a fully diluted basis, and secured       .  We will pay quarterly dividends on the preferred
   notes, if issued, for all outstanding 12% Senior            stock at the initial rate of 4.75% of the liquidation
   Subordinated Notes due 2003 following the purchase of       preference, increasing to 12% after December 31, 2001.
   the old notes in an asset sale offer.                    .  The preferred stock will be convertible into our
                                                               common stock at the holders' option on or after
                 Asset Sale Offer                              December 31, 2001.
                                                            .  We may redeem the preferred stock at our option.
 .  In connection with the exchange offer, we will
   offer to purchase for cash at par on a pro rata basis                           Warrants
   a total of up to $60 million in old notes, which
   amount may be reduced by the issuance of secured         .  We will issue warrants to purchase 15% of our common
   notes to replace up to $10 million in cash.                 stock on a fully diluted basis.
                                                            .  The warrants are immediately exercisable and will
               Consent Solicitations                           expire on December 31, 2004.
                                                            .  The exercise price of the warrants will be equal to
 .  We are soliciting the holders of the old notes for          the average closing price of our common stock for a
   consents to remove most covenants in the indenture          specified period following consummation of the exchange
   for the old notes.  We also are soliciting the              offer.
   holders of 12% Senior Notes due 2003 for consents to
   amend some covenants in the senior notes indenture.                           Secured Notes

               Market for Securities                        .  We may issue up to $10 million in secured notes to
                                                               holders of old notes participating in the exchange offer
 .  Our common stock is listed on the New York Stock            if we need that amount of cash to satisfy obligations
   Exchange under the trading symbol "ICF." We will            relating to our operations.
   apply to list the preferred stock and the common         .  The interest on the secured notes will be set at a rate
   stock underlying the preferred stock and warrants.          mutually agreed upon by us and the holders of old notes.
   The warrants and the secured notes, if issued, will      .  The secured notes will mature not later than June 30,
   not be listed on any exchange. The NYSE has notified        2001.
   us that we currently do not meet its newly effective
   continued listing criteria, but we believe our
   recapitalization will remedy this situation.

                         _______________________________


     See "Risk Factors" on page 13 of this prospectus for a discussion of risks to be considered in connection with your investment decision.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the preferred stock, warrants or common stock, or secured notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is September ___, 1999.

                          INCORPORATION BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other information we have filed with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus.

     This prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. All of the documents listed below as incorporated by reference into this prospectus also are being delivered to you with this prospectus. You should read this prospectus together with the information incorporated by reference.

     .     Annual Report on Form 10-K for the year ended December 31, 1998
     .     Quarterly Reports on Form 10-Q and 10-Q/A for the quarter ended March 31, 1999 and on Form 10-Q for the quarter ended June 30, 1999
     .     Current Reports on Form 8-K dated March 10, 1999, April 9, 1999, May 12, 1999, June 10, 1999, July 6,
           1999, July 7, 1999 and July 16, 1999
     .     Proxy Statement dated September __, 1999 relating to the 1999 Annual Meeting of Shareholders

     Our Annual Report on Form 10-K for the year ended December 31, 1998 also served as our annual report to shareholders for 1998. The following information contained in that Annual Report on Form 10-K is included among the information incorporated by reference into this prospectus:

     .     description of segments, classes of similar products and services, foreign and domestic operations and export sales (note 12 of notes to consolidated financial statements);
     .     selected financial data (Item 6);
     .     supplementary financial information (Item 8 and note 15 of notes to consolidated financial statements);
     .     management's discussion and analysis of financial condition and results of operations (Item 7);
     .     changes in and disagreements with accountants on accounting and financial disclosures (Item 9); and
     .     quantitative and qualitative information about market risk (Item 7a).

     We also are incorporating by reference additional documents that we file with the Securities and Exchange Commission between the date of this prospectus and the consummation of the exchange offer described in this prospectus.

     You can request an additional free copy of any or all of these documents, including exhibits that are specifically incorporated by reference into these documents, by writing or calling:

        Shaun M. Martin, Senior Vice President, Treasurer and Secretary
                         ICF Kaiser International, Inc.
                                9300 Lee Highway
                         Fairfax, Virginia  22031-1207
                                 (703) 934-3600

     If you would like to request documents from us, please do so by ______________, 1999 to receive the documents before the consummation of the exchange offer.

                               TABLE OF CONTENTS

                                                                                    Page
                                                                                    ----
INCORPORATION BY REFERENCE                                                           i
SUMMARY..........................................................................    1
   The Recapitalization..........................................................    1
   Rationale for the Recapitalization............................................    2
   Cautionary Note Regarding Forward-Looking Statements..........................    2
   The Convertible Preferred Stock...............................................    3
   The Warrants..................................................................    4
   The Secured Notes.............................................................    4
   The Exchange Offer............................................................    5
   The Asset Sale Offer..........................................................    6
   The Consent Solicitations.....................................................    6
   Possible Prepackaged Plan of Reorganization...................................    7
   The Company...................................................................    7
   Strategy......................................................................    8
   Risk Factors..................................................................    9
   Summary Financial Data........................................................   10
RISK FACTORS.....................................................................   13
CAPITALIZATION...................................................................   17
RATIO OF EARNINGS TO FIXED CHARGES...............................................   18
UNAUDITED PRO FORMA FINANCIAL STATEMENTS.........................................   19
NOTES TO THE PRO FORMA BALANCE SHEET.............................................   22
NOTES TO THE PRO FORMA INCOME STATEMENTS.........................................   25
OVERVIEW AND BACKGROUND OF THE RECAPITALIZATION..................................   27
THE EXCHANGE OFFER...............................................................   27
THE ASSET SALE OFFER.............................................................   30
THE CONSENT SOLICITATIONS........................................................   31
POSSIBLE PREPACKAGED PLAN OF REORGANIZATION......................................   33
PROCEDURES FOR PARTICIPATING IN THE EXCHANGE OFFER, ASSET SALE OFFER
   AND CONSENT SOLICITATIONS.....................................................   33
BUSINESS.........................................................................   38
MANAGEMENT.......................................................................   42
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS..................................   43
DESCRIPTION OF CONVERTIBLE PREFERRED STOCK.......................................   50
DESCRIPTION OF WARRANTS..........................................................   51
DESCRIPTION OF SECURED NOTES.....................................................   52
DESCRIPTION OF COMMON STOCK......................................................   53
WHERE YOU CAN FIND MORE INFORMATION..............................................   60
EXPERTS..........................................................................   61
LEGAL MATTERS....................................................................   61

                                    SUMMARY

     The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This prospectus includes specific terms of the preferred stock, warrants and underlying common stock, and secured notes, as well as information regarding our business and detailed financial data. We encourage you to read this prospectus in its entirety.

                             The Recapitalization

     Overview. The recapitalization will be completed in a series of simultaneous transactions, each of which is dependent upon consummation of the others. These transactions will occur, assuming the conditions of the exchange offer are met, which include the following:

     . we will purchase up to $60 million principal amount of tendered old notes at par in an asset sale offer, which amount may be reduced by the issuance of secured notes to replace up to $10 million in cash;

     . we will exchange convertible preferred stock with a liquidation preference of $65 million plus accrued interest on the old notes through the date of the closing, warrants to purchase 15% of our common stock and secured notes, if issued, for the remaining tendered old notes;

     . holders of a majority of the outstanding old notes will consent to the amendment of the indenture governing the old notes;

     . holders of a majority of the outstanding senior notes will consent to the amendment of the indenture governing the senior notes; and

     .  we will enter into a new credit facility.

As a result of the recapitalization, holders of old notes will receive, for each $1,000 of old notes tendered in the asset sale offer and the exchange offer, $____ in cash, ____ shares of preferred stock, representing a liquidation preference of $_____ plus accrued interest through the date of the closing on a pro rata basis, and warrants to purchase ___% of our common stock. The amount of cash received for each $1,000 of old notes may be reduced by up to $_____ and replaced by a like amount of secured notes, if issued.

     The terms of the recapitalization are the product of negotiations with an unofficial committee of holders of old notes owning in excess of 80% of the aggregate principal amount of the old notes.

     Asset Sale Offer. In general terms, the indenture governing the old notes requires us to use proceeds from asset sales to reduce senior indebtedness or reinvest in our business or make an asset sale offer to purchase the old notes at par, on a pro rata basis. As a result of the sale of our Consulting Group we have approximately $60 million of available cash to fund an asset sale offer to holders of our old notes. The amount available to fund the asset sale offer may be reduced by up to $10 million if we are required to collateralize letters of credit for the Nova Hut project or if we are required to make an additional capital contribution to Kaiser-Hill Company, LLC.

     Exchange Offer. We are offering convertible preferred stock, warrants and secured notes, if issued, in exchange for all remaining tendered old notes not purchased in the asset sale offer. Our acceptance of old notes tendered in the exchange offer is conditioned on, among other things, holders of at least 95% of the principal amount of old notes accepting the exchange offer and our obtaining a new credit facility. In order to participate in the exchange offer, the holder of old notes must tender all of the old notes beneficially owned by the holder.

     Consent Solicitations. Simultaneously with the exchange offer we are seeking a consent from the holders of our old notes to remove substantially all restrictive covenants and some defined events of default from the indenture governing the old notes. We also are seeking a consent from the holders of our senior notes to amend restrictive covenants that would limit implementation of our proposed business plan. In addition, we are requesting holders of the old notes and the senior notes to deliver an instruction to the Trustee not to interfere with our recapitalization. A holder of old notes does not need to consent to the proposed amendments in order to tender its old notes in the exchange offer.

     New Credit Facility. We are in preliminary discussions with potential lenders with respect to a new credit facility. The closing of any new credit facility is conditioned on the successful completion of the recapitalization, and obtaining a new credit facility is a condition of completing the exchange offer. We anticipate that any new credit facility will provide for revolving credit availability and the issuance of letters of credit. We expect the availability of credit under the new credit facility will be a function of a borrowing base determined with reference to eligible receivables. We further anticipate that borrowings under the new credit facility will be secured by substantially all of our assets.

     We do not expect to have available a new revolving credit facility until the completion of the recapitalization. Until that time, we will cash collateralize any letters of credit of the type often required to support contract performance obligations and we will utilize other available cash for working capital purposes.

                      Rationale for the Recapitalization

     The amount of cash flow currently available from our remaining operations is insufficient to service the interest expense associated with our existing debt obligations. We are also significantly more leveraged than our competitors. Especially in the recent past, this has sometimes impaired our ability to win new business. Additionally, our current financial position has impaired and could in the future impair our ability to retain key personnel. A realignment of our capital structure through the recapitalization will substantially reduce our level of debt and associated interest expense, and we believe we will be better able to service remaining obligations after the recapitalization. We also believe the recapitalization will enhance our ability to win new business and retain and attract key employees. The completion of the recapitalization is a condition to our securing a new credit facility, which is necessary to support short-term liquidity needs and letters of credit.

     If the recapitalization is not consummated, we may continue to negotiate with the holders of the old notes and senior notes for a recapitalization, we may invest the proceeds from the sale of our Consulting Group in a related business investment or we may seek implementation of the recapitalization through a so-called "prepackaged" plan of reorganization. See "Possible Prepackaged Plan of Reorganization." If we were to seek implementation of a recapitalization through confirmation in a bankruptcy proceeding, no assurance can be given that the recapitalization would meet the requirements for confirmation under the U.S. Bankruptcy Code even if the requisite consents are received and the old notes subject to the consents are voted to accept the recapitalization.

             Cautionary Note Regarding Forward-Looking Statements

     This prospectus contains what we believe are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They are statements about future performance or results such as statements including the words, "believe," "expect" and "anticipate" when Kaiser discusses its financial condition, results of operations and business. Forward-looking statements involve risks, assumptions and uncertainties. They are not guarantees of future performance. Factors may cause actual results to differ materially from those expressed in these forward-looking statements. These factors include those identified under the caption "Risk Factors" in this prospectus, as well as the factors identified under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Kaiser's Annual Report on Form 10-K for the year ended December 31, 1998 and in Kaiser's Quarterly Report on Form 10-Q for each of the quarterly periods ended March 31, 1999 and June 30, 1999 that are incorporated by reference into and delivered with this prospectus.

     We believe that the expectations reflected in our forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should consider the factors we have noted under the captions stated above as you read this prospectus.

                        The Convertible Preferred Stock


Issuer....................................  ICF Kaiser International, Inc.

Securities Offered........................  We are offering 650,000 shares of convertible preferred stock.

Liquidation Preference....................  The liquidation preference per share is $100, with an aggregate liquidation preference of $65 million plus accrued interest on the old notes through the date of the closing.

Dividends.................................  Cumulative dividends on the preferred stock will be payable in cash at an initial rate per year equal to 4.75% of the liquidation preference per share.  We will pay dividends quarterly commencing on the closing date.  The dividend rate on the preferred stock will increase to 12% after December 31, 2001.

                                            If we fail for any reason to pay a dividend in cash in any quarter, and if we fail to pay the delinquent dividend and the current dividend in the following quarter, holders of the preferred stock will have the right to appoint two additional directors for the two dividends missed and one additional director if any future dividend payment is missed, up to a maximum of three additional directors.
                                            The size of our Board of Directors will be expanded accordingly.
                                            Unpaid dividends will accrue as additional dividends at 12% per year, which will be added to the liquidation preference.

Conversion................................  The preferred stock will be convertible into our common stock at the option of the holder, subject to prior redemption, at any time following December 31, 2001.  The conversion price will be equal to the average closing price of our common stock for the 20 consecutive trading days preceding the conversion election.

Redemption................................  We will have the option to redeem the preferred stock, in whole or in part, following the consummation of the exchange offer at:

                                                  .  90% of the liquidation preference until June 30, 2001;

                                                  .  95% of the liquidation preference from June 30, 2001 to December
                                                     31, 2001; and

                                                  .  100% of the liquidation preference from and after December 31,
                                                     2001.

                                            Holders will be entitled to convert prior to redemption on or after
                                            December 31, 2001.

Change of Control Put.....................  If there is a change of control, we must give holders of preferred stock the opportunity to sell preferred stock at 101% of the liquidation preference plus accumulated and unpaid dividends.  If we fail to make the offer, the preferred stock will become immediately convertible into common stock at $.01 per share and will be entitled to appoint two additional directors, and the dividend rate will immediately increase to 14%.

Voting Rights.............................  In addition to its special voting rights with respect to a class vote on directors and special voting rights regarding mergers and liquidations where the holders of the preferred stock do not receive the liquidation preference, the holders of the preferred stock are entitled to vote with holders of the common stock on all matters submitted to a vote of our

                                            stockholders. Each share of preferred stock will be entitled to one vote until the time it is converted, at which point it will be entitled to the number of shares into which the preferred stock may be converted.  Prior to conversion and assuming the reverse split of the common stock is implemented, the preferred stock will represent approximately 12% of the total voting power of the common and preferred stock.  If Kaiser or any of its affiliates hold any preferred stock, they will not be entitled to vote that preferred stock on these matters.
                                            The terms of the preferred stock may only be amended with a two-thirds affirmative vote of the holders of preferred stock.


                                                The Warrants

Issuer....................................  ICF Kaiser International, Inc.

Securities Offered........................  We are offering an aggregate of up to .882 million warrants which will entitle the holders to purchase 15% of our common stock on a fully diluted basis, to be issued upon consummation of the recapitalization.

Term......................................  The warrants will expire on December 31, 2004.

Exercise Price............................  The exercise price of the warrants will be equal to the average closing price of our common stock for the first 20 consecutive trading days following consummation of the exchange offer.


                                                The Secured Notes

Issuer....................................  ICF Kaiser International, Inc.

Overview..................................  We will issue up to $10 million of secured notes if:

                                            .   the new credit facility requires cash collateral in connection with the Nova Hut collateral obligations, or

                                            .   we are required to make an additional capital contribution to
                                                Kaiser-Hill Company, LLC.

Purpose...................................  The secured notes, if issued, would replace funds otherwise available for the asset sale offer but required to cash collateralize the letter of credit for the Nova Hut project or make the additional
                                            Kaiser-Hill capital contribution.

Interest..................................  The interest on the secured notes will be set at a rate mutually agreed upon by Kaiser and the holders of old notes.


Maturity..................................  The secured notes will mature on June 30, 2001 or, if used to collateralize the Nova Hut letter of credit, upon any earlier termination of the Nova Hut collateral obligations.

Security..................................  The security for the secured notes will consist of a secondary lien on Nova Hut cash collateral deposits, if used for the Nova Hut letter of credit, and a lien on other assets of Kaiser valued at no less than an additional $10 million.

                              The Exchange Offer

The Exchange Offer........................  We are offering to exchange convertible preferred stock, warrants and secured notes, if issued, for all old notes outstanding after the asset sale offer.

Minimum Tender Condition..................  In order for us to consummate the exchange offer, holders of at least
                                            95% of the outstanding old notes must have validly tendered their old notes.

Conditions of the Exchange Offer..........  Our acceptance of the exchange offer is subject to the following conditions, among other things:
                                            .  the minimum tender condition of 95% must be met;

                                            .  we must obtain the requisite consents from holders of the old notes and the senior notes;

                                            .  our shareholders must approve the issuance of the preferred stock and warrants being offered in the exchange offer; and

                                            .  we must obtain a new credit facility.

                                            At any time we can waive any condition to the exchange offer and accept all old notes tendered for exchange pursuant to the exchange offer.  Additionally, we reserve the right at any time to terminate the exchange offer and not accept for exchange any old notes tendered for exchange.  See "The Exchange Offer-Conditions of the Exchange
                                            Offer."

Expiration Date...........................  The exchange offer, as well as the asset sale offer and consent solicitations, will expire at 5:00 p.m., New York City time, on
                                            _______ unless we extend or earlier terminate them.  We can extend the exchange offer and accept all old notes tendered for exchange or amend the terms of the exchange offer and any amendment will apply to the old notes tendered pursuant to the exchange offer.

Tax Consequences of the Exchange..........  The exchange, taken together with the cash purchase of old notes pursuant to the asset sale offer, should qualify as a
                                            recapitalization under the Internal Revenue Code.  If that is the case, a holder of old notes who participates in both the exchange and the asset sale offer will recognize taxable gain, but not loss, equal to the lesser of the cash plus the fair market value of the secured notes, if issued, received or the aggregate amount of gain realized on the exchange and cash purchase of old notes.  However, if the
                                            Internal Revenue Service were to successfully claim that the exchange of old notes and the cash purchase of old notes pursuant to the asset sale offer should be treated independently of each other for federal income tax purposes, a holder of the old notes who participates in both the exchange and the asset sale offer would recognize taxable gain, but not loss, on the exchange equal to the lesser of the fair market value of the secured notes, if issued, received or the amount of gain realized on the exchange and would recognize taxable gain or loss on the purchase of the old notes pursuant to the asset sale offer.  Further, if the Internal Revenue Service were to successfully claim that the exchange does not qualify as a recapitalization, the holders of old notes who participate in the exchange offer and/or the asset sale offer would be required to recognize taxable gain or loss on both the exchange and the cash purchase.  See "United States
                                            Federal Income Tax Considerations."

                             The Asset Sale Offer

The Asset Sale Offer...............  We will be offering to purchase up to $60 million of the old notes.  This amount may be reduced by up to $10
                                     million and replaced by a like amount of secured notes, if issued.  All old notes tendered for purchase will be
                                     purchased on a pro rata basis.  The offer to purchase will be made at the same time as the offer to exchange, and the purchase will be consummated immediately prior to
                                     consummation of the exchange offer.

Conditions to Asset Sale Offer.....  We will only consummate the asset sale offer if the conditions to the exchange offer are satisfied or waived
                                     and the exchange offer is consummated, the requisite
                                     number of consents are obtained, and the new credit
                                     facility is obtained.

Tax Consequences of the Asset
  Sale Offer.......................  The tax consequences for holders of old notes whose old notes are purchased in the asset sale offer for the old
                                     notes are summarized above under "Tax Consequences of the
                                     Exchange."

                                 The Consent Solicitations

The Consent Solicitations..........  In connection with the exchange offer, we are soliciting consents from the holders of the old notes and the holders of the senior notes to approve proposed amendments to the
                                     indentures governing the old notes and the senior notes.
                                     We also are requesting holders of the old notes and the
                                     senior notes to deliver an instruction to the Trustee not
                                     to interfere with our recapitalization.  The proposed
                                     amendments will not become operative unless the conditions of the exchange offer are met and will become effective
                                     immediately preceding the consummation of the exchange
                                     offer.

Requisite Consents.................  Consents of registered holders of a majority of the outstanding aggregate principal amount of the old notes
                                     and of the senior notes are required to approve the
                                     proposed amendments to the indentures.

Proposed Amendments................  The proposed amendments to the indenture governing the old notes will eliminate substantially all of the restrictive
                                     covenants and events of default in the old notes
                                     indenture. The proposed amendments to the indenture
                                     governing the senior notes will amend restrictive
                                     covenants that would limit implementation of our proposed
                                     business plan.

                                     If the proposed amendments become effective with respect
                                     to the old notes indenture, they will apply to all old
                                     notes issued under the old notes indenture, and each
                                     holder of old notes not tendered or accepted for exchange
                                     pursuant to the exchange offer will be bound by the
                                     proposed amendments regardless of whether the holder
                                     consented to the proposed amendments.


                                   Possible Prepackaged Plan of Reorganization

Alternative Implementation of
  Recapitalization........................  If holders of 95% of the outstanding old notes do not tender their old notes in the exchange offer but we obtain a substantial level of support for the recapitalization, we may elect to implement that recapitalization through a "prepackaged" plan of reorganization under
                                            Chapter 11 of the Bankruptcy Code having the same terms and conditions as regards the holders of old notes as contemplated by the recapitalization.  Such a plan of reorganization would not affect
                                            Kaiser's operations, vendors or employees.

Binding Effect of Plan....................  If confirmed by the Bankruptcy Court, a prepackaged plan of reorganization would bind all holders of old notes, without regard to whether they tendered their old notes in the exchange offer or the asset sale offer.

Effectiveness of Tenders of
  Old Notes...............................  Tenders of old notes and related documentation may not be withdrawn after delivery and may be counted as ballots in favor of a plan of reorganization in a Chapter 11 case commenced before or after expiration of the solicitation period for the exchange offer and the asset sale offer.


                                  The Company

     We are a global provider of engineering, construction management, and project and program management services. We also own a 50% interest in Kaiser-Hill Company, LLC, which serves as the integrated management contractor at the U.S. Department of Energy's Rocky Flats Environmental Technology Site.

     We completed the sale of our Environment and Facilities Management Group on April 9, 1999 for net cash proceeds, after a working capital adjustment, of $74 million and on June 30, 1999 we sold 90% of our Consulting Group for $64 million in cash, plus $6.6 million of interest bearing notes. These actions were taken in response to substantial losses incurred primarily in 1998 in connection with fixed price contracts to construct four nitric acid plants.

     We are now focused on serving clients in five major lines of business:

     . Transit and Transportation - Our transit and transportation services support the planning, design, engineering, and construction of heavy- and light-rail transit systems, high-speed rail, peoplemovers, bus systems, highways and bridges, and airport improvements.

     . Alumina/Aluminum - We provide design and construction services for expansion and modernization of some of the world's largest alumina and aluminum facilities in locations from Kentucky to the Middle East and Australia.

     . Facilities and Water/Wastewater - We provide engineering services to public-and private-sector clients who need to modernize or maintain facilities, to design and build new capacity for the future, or to improve existing operations and environmental conditions. Such facilities include, but are not limited to, water supply and wastewater treatment facilities.

     . Iron and Steel - We support the iron and steel industry by providing traditional services such as engineering, design, and project and construction management for plant expansions, modernizations, and greenfield development.

     . Microelectronics and Clean Technology - We also provide design/build services for the microelectronics, semiconductor, biotechnology, and telecommunication industries.

Our business is global in nature with more than 30 offices worldwide.

     We own Kaiser-Hill Company, LLC equally with CH2M Hill Companies Ltd. We designate a majority of the members of Kaiser-Hill's Board of Managers. Kaiser-Hill currently serves as the integrated management contractor at the U.S. Department of Energy's Rocky Flats Environmental Technology Site near Denver, Colorado. The scope of Kaiser-Hill's contract with the DOE includes all elements of daily and long-term operation of the site, including stabilizing and safely storing more than 14 tons of plutonium, cleaning up areas contaminated with hazardous and radioactive waste, and restoring much of the 6,000-acre site for future use by the public. Kaiser-Hill's contract with the DOE currently expires in September 2000. On July 30, 1999, the DOE announced that it intends to negotiate with Kaiser-Hill for a new contract for services through the closure of the Rocky Flats site in 2006. Such negotiations are expected to begin in early October. The DOE has stated that if a new contract has not been entered into by November 30, 1999, it intends to conduct a competition for the new contract. We can provide no assurance as to Kaiser-Hill's ability to compete for or win a new contract if Kaiser-Hill is unable to enter into a new contract through negotiations.

                                   Strategy

     Our strategy is to grow the revenue base of our remaining operations and improve profitability. We will focus on new business development, cost reductions and stringent project and operating controls to achieve this goal.

     New Business Development. With the nitric acid projects behind us, the realignment of our capital structure will enable us to focus on expanding our revenue base. We believe our expertise in our core lines of business and worldwide presence and recognition for quality service delivery can be leveraged into significant opportunities in the future. We will seek additional contracts with our existing customers and utilize our expertise from our current projects to win business from new clients.

     Cost Reductions. Concurrently with the planning for the sales of the EFM and Consulting Groups, we identified approximately $20 million of cost reduction opportunities in our remaining operations. Upon elimination of these costs, we will have aligned our cost structure with our remaining revenue base. By changing the way we manage our business to a line of business focus with only two regions - North America and International - we will be able to eliminate a layer of overhead including personnel and facilities costs. In addition to reductions in overhead, reductions in technical personnel resulting in higher revenue per employee will improve profitability. As of July 31, 1999, we have effected approximately 80% of these cost reductions.

     Stringent Controls. Following the identification of our nitric acid plant related problems we, along with several outside consultants, thoroughly reviewed our policies and procedures in all phases of a contract lifecycle. As a result, we have implemented:

     . stronger financial and operating controls and project evaluation processes;

     . frequent senior management reviews of progress and profitability of each contract; and

     . a new project management reporting system that will allow us to more proactively manage profitable project execution.

                             ____________________


     Our principal executive office is located at 9300 Lee Highway, Fairfax, Virginia 22031-1207 and our telephone number is (703) 934-3600.

                                 Risk Factors

     Before making an investment, you should consider carefully the information included in the "Risk Factors" section, as well as all other information set forth in this prospectus.

================================================================================

                            Summary Financial Data

          The following statement of operations, basic and diluted (loss) per share data, and balance sheet data, excluding the data for the six months ended and as of June 30, 1999, has been derived from Kaiser's audited financial statements. The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes, incorporated by reference in this prospectus.

          Effective January 1, 1999, the results of operations from the EFM and Consulting Groups were treated as discontinued operations and were excluded from the statement of operations data. Accordingly, the statement of operations data for the six months ended June 30, 1999 is not comparable to the data for the prior periods presented.

                                            Year     Ten Months                                               Six
                                           Ended        Ended                                                Months
                                          February     December            Year ended December 31,            Ended
                                             28,          31,      -------------------------------------     June 30,
                                            1995         1995         1996          1997         1998          1999
                                          --------     --------    ----------   ----------    ----------    -----------
                                                                   (in thousands, except per share data)    (unaudited)
Statement of Operations Data:
 Gross revenue..........................  $861,518     $916,744    $1,248,443   $1,108,116    $1,210,421     $  445,377
 Service revenue (a)....................   459,786      425,896       532,116      426,086       345,462        127,433
 Operating  costs (b)...................   436,866      400,534       500,588      398,422       397,696        125,538
 Depreciation and amortization..........     9,232        8,357        10,348        9,595         9,048          3,098
 Severance and restructuring                                                                                          -
    charges.............................         -            -             -            -         9,407          9,359
 Other unusual charges..................         -         (500)            -            -         7,672          1,335
 Operating income (loss)................    13,688       17,505        21,180       18,069       (78,361)       (11,897)
 Income (loss) before income
    taxes, minority interest,
    extraordinary item
    and cumulative effect of
    accounting change...................     1,239        6,303        14,484        2,561       (97,101)       (23,499)
 Net income (loss) before
    discontinued operations,
    extraordinary item and
    cumulative effect of                    (1,661)       2,252         5,834       (4,987)      (93,442)       (27,102)
    accounting change...................

Basic and Diluted Earnings (Loss)
Per Share:
 Continuing operations before
    extraordinary item and
    cumulative effect of
    accounting change...................    $(0.18)       $0.02    $     0.17   $    (0.22)   $    (3.87)    $    (1.13)
 Discontinued operations................         -            -             -            -             -           2.12
 Extraordinary item.....................         -            -             -            -         (0.05)         (0.03)
 Cumulative effect of
    accounting change,
                                                 -            -             -            -         (0.25)             -
    net of tax..........................  --------     --------    ----------   ----------    ----------     ----------
         Total..........................  $  (0.18)    $   0.02    $     0.17   $    (0.22)   $    (4.17)    $     0.96
                                          ========     ========    ==========   ==========    ==========     ==========

 Weighted average common
    shares outstanding-basic............    20,957       21,132        22,035       22,382        24,092         23,971
 Weighted average common
    shares outstanding-diluted..........    20,957       21,606        22,057       22,382        24,092         23,971

Other Data:
 Minority interest (c)..................  $      -     $  1,960    $    6,043   $   10,867    $    7,698     $    4,205
 EBITDA (d).............................    22,920       23,402        25,485       16,797       (59,932)        (2,310)
 Ratio of earnings to fixed
    charges (e).........................       (e)         1.24          1.60         1.01            (e)            (e)

Balance Sheet Data (end of period):
 Cash and cash equivalents..............  $ 28,233     $ 17,019    $   20,250   $   20,020    $   15,267     $   67,514
 Total assets...........................   281,422      370,179       369,462      399,288       429,053        364,434
 Long-term debt (f).....................   126,733      120,112       156,519      141,004       137,488        137,730
 Redeemable preferred stock.............    19,617       19,787             -            -             -              -
 Shareholders' equity (deficit).........    27,624       28,427        34,892       27,327       (63,118)       (39,849)

================================================================================

================================================================================
________________

(a) Service revenue is calculated by deducting the costs of subcontracted services and other direct costs from the gross revenue and adding our share of the income or loss of joint ventures and affiliated companies.

(b) Includes direct labor and fringe benefits, group overhead and corporate general and administrative expense.

(c) Minority interest represents CH2M Hill's fifty-percent ownership of Kaiser-Hill.

(d) EBITDA, as presented, includes operating income (loss) plus depreciation and amortization, severance and restructuring charges, and unusual charges and minus minority interest. We believe that EBITDA provides useful information regarding our ability to service our indebtedness, but should not be considered in isolation or as a substitute for operating income or cash flow from operations, in each case as determined in accordance with generally accepted accounting principles, as an indicator of our operating performance or as a measure of our liquidity.

(e) Earnings for these periods are inadequate to cover fixed charges. The deficiency, calculated as the dollar amount of earnings required to attain a ratio of one-to-one, for the year ended February 28, 1995, December 31, 1998 and the six months ended June 30, 1999 was $2,848, $103,146 and $26,495, respectively.

(f)  Includes unamortized discounts.

          The following financial information represents the results from continuing operations for the three months ended June 30, 1999, as annualized and adjusted for the effects of the following:

          . the anticipated increase in our service revenue based upon internal management projections, as compared to the annualization of the results from continuing operations during the second three months of 1999; and

          . the full-year effect of our cost reduction plan as a result of the scheduled separation of approximately 200 employees.

          The results from continuing operations presented in the table exclude the operating results of our EFM and Consulting Groups, which were sold during the second quarter of 1999 and whose results were otherwise included in Kaiser's results from discontinued operations not presented in the table.

          We believe that the annualization of the continuing operating results for the three months ended June 30, 1999 is a reasonable basis upon which to present the effects of the adjustments noted above:

          . since that quarter's results, excluding nonrecurring charges, reflect the most recent actual results and may represent the near-term future recurring operating trends and

          . since the cost reduction plan was largely designed, planned and executed based on the cost trends and operating results, excluding nonrecurring charges, experienced during that quarter.

          This financial data is provided for information purposes only and is not intended to project our results of operations or financial position for any future period or as of any future date. The information is based on our unaudited historical financial information for the three months ended June 30, 1999 and should be read in conjunction with the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in our quarterly report on Form 10-Q for the period ended June 30, 1999, that is incorporated by reference into this prospectus.

================================================================================

================================================================================

                                                                                                             Adjusted
                                                                     Annualized Run                        Annualized Run
                                                                          Rate            Adjustments           Rate
                                                                    ----------------   -----------------  -----------------
               Statement of Operations Data:
                Gross revenue                                       $        879,520   $           2,424  $         881,944
                Service revenue (a)                                          253,096               2,424            255,520
                Operating costs (b)                                          247,952             (15,040)           232,912
                Depreciation and amortization                                  6,468              (1,968)             4,500
                                                                    ----------------   -----------------  -----------------
                Operating income (loss) before other unusual                  (1,324)             19,432             18,108
                 charges

               Other Data:
                Minority interest (c)                               $          8,492                      $           8,492
                EBITDA (d)                                                    (3,348)                                14,116

(a) Service revenue is calculated by deducting the costs of subcontracted services and other direct costs from the gross revenue and adding our share of the income or loss of joint ventures and affiliated companies.

(b) Severance and restructuring charges and other unusual charges incurred during the three months ended June 30, 1999 have not been included in the annualized run rate column as operating costs.

(c) Minority interest represents CH2M Hill's fifty-percent ownership of Kaiser-Hill.

(d) EBITDA, as presented above, includes operating income (loss), plus depreciation and amortization, severance and restructuring charges, and unusual charges and minus minority interest. Other unusual charges incurred during the three months ended June 30, 1999 have not been included in the annualized run rate column and have accordingly been excluded from this definition of EBITDA. We believe that EBITDA as presented here provides useful information regarding our ability to service our indebtedness, but should not be considered in isolation or as a substitute for operating income or cash flow from operations, in each case as determined in accordance with generally accepted accounting principles, as an indicator of our operating performance or as a measure of our liquidity.

     The assumed increase in service revenue and the assumed decrease in costs from the cost reduction plan are not predictions of actual future results. You should not assume that the increase in service revenue and the decrease in costs necessarily will occur. Accordingly, you should not use or rely on this information as an indication of actual future results. The foregoing projections constitute what we believe are forwarding-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks, assumptions and uncertainties. There can be no assurance that future developments will be in accordance with Kaiser's expectations. See "Cautionary Note Regarding Forward-Looking Statements."

================================================================================

                                 RISK FACTORS

          An investment in the securities described in this prospectus involves a high degree of risk. You should consider carefully the following factors, in addition to the other information contained in this prospectus, before participating in the exchange offer.

Specific factors related to our financial performance may adversely affect our ability to pay interest and principal on our debt.

          Sale of operating groups will reduce cash flow. During the first half of 1999, we sold our EFM and Consulting Groups. Prior to their sale, these groups had generated cash that was used to support Kaiser's operations and debt service. In the recent past, apart from Kaiser's interest in Kaiser-Hill Company, LLC, Kaiser's other operating units have not generated positive cash flow.

          We rely heavily on a plan to reduce expenses and increase cash flow, which may not be successful. Our success will be dependent, to a large extent, on our ability to execute promptly and effectively our plan to reduce operating expenses, increase margins and enhance cash flow from remaining operations.

          We are dependent on key customers, and the loss of any of them could materially affect us. Our future profitability is dependent, to a significant extent, on Kaiser-Hill's entering into a new contract with DOE. We have several other key clients, the loss of any of which would have a significant material adverse effect on our ability to return to profitability. The loss of a significant client could impair our ability to compete for new clients and have a significant negative impact on Kaiser's future growth.

          We intend to continue bidding and entering into fixed price contracts, which may not be completed profitably. Our recent history of financial losses is partially attributable to our failure to accurately bid on, and our inability to perform, fixed price contracts, specifically with respect to the nitric acid plants. Despite this performance history, the nature of our business is such that we believe it is necessary for us to continue to enter into fixed price contracts. Although we believe we have put appropriate controls in place such that we can successfully bid and perform fixed price contracts, we give no assurances that all future fixed price contracts will be completed profitably.

          The remaining operations may not be able to retain or attract the personnel needed for growth and profitability. Our future performance will depend to a significant extent upon the efforts and abilities of senior executives, line of business managers and other key employees. Our current financial circumstances make it more difficult to retain key managers, and the loss of the services of these managers could have a material adverse effect on us. In addition, because our remaining operations are service-oriented in nature, our ability to deliver these services in a cost-effective and high quality manner depends upon our ability to attract, retain, and properly manage a staff of qualified professionals with the necessary skills. The market for these professionals is quite competitive and our current financial circumstances make it more difficult to attract these professionals.

          The remaining operations may not grow and become profitable in their highly competitive markets. We compete with many other firms ranging from small firms to large multinational firms having substantially greater financial, management and marketing resources. Other competitive factors include quality of services, technical qualifications, reputation, geographic presence, price, and the availability of key professional personnel. In order for us to become profitable, we will have to successfully compete against these firms in order to generate additional backlog of service contracts, including an extension of the current contract or award of a new contract for Kaiser-Hill.

          Holders of old notes may have to surrender any payments received from Kaiser pursuant to the asset sale offer if the payments are found to be avoidable preferences under the U.S. Bankruptcy Code. In the event we were to file for relief under Chapter 11 of the U.S. Bankruptcy Code within 90 days or possibly one year of the payment date, the payments may be avoidable as a preference and could be subject to recovery by a trustee in bankruptcy, an official creditors' committee, or other representatives of creditors of Kaiser as a debtor in possession. If the payments were successfully challenged as a preference, holders either would be required to return the funds received, together with interest in a rate determined by the court, or would be precluded from receiving any distribution on account of the holders' old notes.

Our financial performance is significantly tied to Kaiser-Hill, which is subject to uncertainties that may adversely affect its and our operating results.

          If Kaiser-Hill does not successfully negotiate a new DOE contract, we will lose a significant portion of our cash flow and value. The contract with DOE under which Kaiser-Hill operates expires in September 2000. Although we believe DOE will enter into a new contract with Kaiser-Hill, it is possible that after negotiating with Kaiser-Hill, DOE will conduct a competition for a new contract. Kaiser-Hill may not be able to compete for or win a new contract if a competition is conducted by DOE. If Kaiser-Hill does not successfully negotiate or win a new contract in any competition that is held, we will lose a significant portion of our cash flow and value.

          There are special Federal regulations that could adversely affect Kaiser-Hill's DOE contract. Because Kaiser-Hill provides the Federal government with nuclear energy and defense- related services, it and a number of its employees are required to have and maintain security clearances from the Federal government. There can be no assurance that the required security clearances will be obtained and maintained in the future. In addition, Kaiser-Hill is subject to foreign ownership, control and influence regulations imposed by the Federal government and designed to prevent the release of classified information to contractors subject to foreign ownership, influence and control. There can be no assurance that foreign ownership, influence and control concerns will not affect the ability of Kaiser-Hill to secure and maintain its DOE contract.

          There are potential substantial liabilities and costs associated with Kaiser-Hill's DOE contract. Kaiser-Hill performs DOE's Performance Based Integrating Management Contract at DOE's Rocky Flats Environmental Technology Site near Denver, Colorado. Rocky Flats is a former DOE nuclear weapons production facility. Under the DOE contract, Kaiser-Hill is responsible for, and DOE will not pay for costs associated with, liabilities caused by the willful misconduct or lack of good faith of Kaiser-Hill's managerial personnel or the failure to exercise prudent business judgment by Kaiser-Hill's managerial personnel. If Kaiser-Hill were found liable for any of these reasons, the associated costs could be substantial.

We face significant contingencies, which may adversely impact our ability to meet our obligations on our debt and preferred stock and our ability to fund continuing operations.

          We have retained obligations relating to the operating groups that were sold. We have indemnified the purchasers of the EFM and Consulting Groups we sold against breaches of representations and warranties and covenants included in the sale agreements. We also have retained some potential liabilities arising from the pre-closing operations of these operating groups. These retained liabilities relate primarily to potential liabilities arising out of ongoing federal government audits of certain activities of the operating groups prior to their sale.

          We have a potential liability from a contract with Bath Iron Works as to which we currently cannot estimate the outcome. In March 1998, we entered into a $197 million maximum price contract to construct a ship building facility for Bath Iron Works. In May 1998, we learned that estimated costs to perform the contract as reflected in actual proposed subcontracts were approximately $30 million higher than the cost estimates originally used as the basis for contract negotiation between us and our customer. After learning this, we advised the customer that we were not required to perform the contract in accordance with its terms as a result of a mutual mistake between us in negotiating that contract. In October 1998, our customer presented an initial draft of a claim against us requesting payment for estimated damages and entitlements pursuant to the terminated contract. No provision for loss from this matter has been included in our financial results to date as management does not believe that it has sufficient information to reasonably estimate the outcome as negotiation activity has not been significant to date.

          We have contingencies from a recent acquisition that could require us to use cash that might otherwise be available for debt service or operations. In March 1998, we acquired ICT Spectrum Constructors, Inc. by issuing common stock in exchange for the stock of ICT Spectrum. We guaranteed that the market value of each of the 1.5 million shares of common stock issued in the acquisition will reach $5.36 by March 1, 2001. In the event that the market value does not attain the guaranteed level, we are obligated to make up the shortfall either through the payment of cash or by issuing additional shares of common stock with a total value equal to the shortfall, depending upon our preference. Under the terms of the agreement, however, the total number of contingently issuable shares of common stock cannot exceed an additional 1.5 million. Given recently quoted prices of our stock, the assumed issuance of an additional 1.5 million shares would not completely extinguish the purchase price contingency and we would be required to pay a cash fill-up to satisfy the contingency. Any future distribution of cash or common stock would be recorded as a charge to our paid-in-capital. Until the earlier of the resolution of the contingent purchase price or March 1, 2001, any additional shares assumed to be issued because of shortfalls in market value will be included in our diluted earnings per share calculations, unless they are antidilutive. The exchanged shares also contain restrictions preventing their sale prior to March 1, 2001.

     On March 29, 1999, one ex-ICT Spectrum shareholder, individually and on behalf of all others similarly situated, filed a class action lawsuit alleging false and misleading statements made in a private disclosure document, and asserting other claims, in connection with our acquisition of ICT Spectrum. We have filed a motion to dismiss the plaintiffs' amended complaint.

     There may be Y2K compliance issues associated with the remaining operations. During recent years, there has been significant global awareness raised regarding the potential disruption to business operations worldwide resulting from the inability of current computer software to process properly the change from the year 1999 to 2000. We have reviewed our data processing, operating and other computer-based systems, and we do not currently anticipate any material disruption in our operations as a result of any failure by us to achieve year 2000 compliance, but we cannot give any assurance to that effect. Even if our computer operations are unaffected by the year 2000, our business operations may be interrupted or adversely affected as a result of year 2000 complications experienced by our subcontractors, clients, vendors, or general business interruptions experienced domestically or internationally. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Other Matters - Year 2000 Readiness" in the Annual Report on Form 10-K enclosed with this prospectus.

There are significant financial risks associated with the preferred stock, warrants, underlying common stock and secured notes, which could adversely affect the value of the preferred stock, warrants, underlying common stock and secured notes.

          There may not be a trading market for the preferred stock, warrants and secured notes. The preferred stock, warrants and secured notes are new issues of securities for which there are currently no established trading markets.

          We cannot assure you that a trading market for the preferred stock, warrants or secured notes will develop. The absence of a trading market adversely affects the liquidity of your shares of preferred stock, warrants and secured notes. It may be difficult for you to sell your preferred stock, warrants and secured notes. We do not intend to apply for listing of the warrants or the secured notes on any national securities exchange or for quotation through any over-the-counter market and there is no assurance that we will be able to obtain listing or quotation of the preferred stock. If your shares of preferred stock, warrants or secured notes are traded, they may trade at a substantial discount from their liquidation value or at a substantial discount to the implied value of the warrants taking into account their exercise price, as the case may be. Any discount could depend upon a number of factors, including:

     . the market demand for the preferred stock, warrants or secured notes, as the case may be;

     .    the market for similar securities;

     .    the financial condition and performance of Kaiser;

     . prevailing dividend and interest rates generally in the financial markets; and

     .    general economic conditions.

See "Description of Convertible Preferred Stock," "Description of Warrants" and "Description of Secured Notes" on pages 50, 51 and 52 of this prospectus.

          Our ability to pay the liquidation preference and dividends on the preferred stock depends on our financial condition at that time. Our obligations to the holders of our debt and other creditors take priority over our obligations to the holders of the preferred stock. Under Delaware law, we may not redeem the preferred stock for its stated liquidation preference if at that time our remaining assets are not sufficient to pay our outstanding obligations or if that redemption would impair our capital. See "Description of Convertible Preferred Stock" on page 50 of this prospectus.

          Preferred stock and warrants could result in potential dilution and impair market price. To the extent that the preferred stock and warrants are converted or exercised into our common stock, our existing shareholders will experience dilution in their percentage ownership of Kaiser. So long as the preferred stock and warrants are exercisable, the holders of these securities will have the opportunity to profit from a rise in the price of our common stock. The additional shares of common stock available for sale in the market may have a negative impact on the price and liquidity of the common stock that is currently outstanding.

          Preferred stock, warrants and secured notes may have an adverse impact on additional financing. The holders of the preferred stock and warrants are more likely to convert or exercise them at a time when we may be able to obtain additional capital by an offering of our stock at a price higher than the conversion or exercise price of the preferred stock and warrants. This may make it more difficult to obtain additional financing at a time when additional financing may be necessary or desirable to sustain current or increased levels of operations. In addition, the secured notes, if issued, will represent new outstanding debt for Kaiser. Potential lenders may look unfavorably at our total debt level with this additional debt, making it more difficult for us to obtain additional financing.

          Our common stock could be delisted from the New York Stock Exchange, which may adversely affect holders of our common stock. Our common stock is listed on the New York Stock Exchange. In order to continue to be listed on the NYSE, we must meet specific quantitative standards. On August 5, 1999, the NYSE notified us that we were "below criteria" regarding newly effective continued listing standards. This means we are subject to the NYSE's procedures under which the NYSE evaluates whether a listed company has a plan to bring it into conformity with the applicable continued listing criteria or whether a company should be delisted from the NYSE. We do not know whether our proposed recapitalization and other ongoing programs will be sufficient to bring us into conformity with the applicable continued listing criteria. Although we would have an opportunity to appeal any decision by the NYSE to delist its common stock, there can be no assurance that this appeal would be successful. If our common stock were delisted from the NYSE, we would seek to have the common stock listed on another exchange, such as AMEX or one of the regional exchanges, or quoted in the Nasdaq National or SmallCap markets. However, many of these exchanges and markets also have minimum quantitative standards that we may be unable to meet. If our common stock is delisted from the NYSE and we are unable to have our shares included on another exchange or in the over-the-counter market, shareholders may find it more difficult to dispose of the shares or to obtain accurate quotations of the market value of the shares. In addition, the market price of the shares could decline, news coverage about us could decline, and we could find it more difficult to obtain financing in the future.

          Kaiser does not anticipate that it will pay any dividends on its common stock in the foreseeable future, which adversely affects the value of our common stock. We have never paid dividends on our common stock and anticipate retaining all earnings for use in our business rather than paying cash dividends in the foreseeable future. Our ability to pay cash dividends on our common stock is substantially restricted under the indentures governing our outstanding debt. The new revolving credit facility also will likely contain provisions prohibiting us from paying dividends without the consent of the lender. These contractual restrictions will limit our ability to pay dividends in the future.

     Issuance of shares to former holders of ICT Spectrum stock could cause significant dilution. As noted above, if we are required to issue shares to extinguish the ICT Spectrum purchase price contingency, there will be significant dilution to shareholders.

If the recapitalization is completed, holders of old notes not tendered in the exchange offer or in the asset sale offer will have reduced rights under the governing indenture and may find it difficult to sell their old notes.

     The amendments to the indenture governing the old notes will have the effect of reducing the rights of the holders of old notes not tendered in the exchange offer or in the asset sale offer. Concurrent with the exchange offer, we propose to amend the indenture that governs the old notes by eliminating substantially all of the covenants that restrict our activities and those of our subsidiaries. Although we will continue to remain subject to some similar covenants that are included in the indenture governing the remaining senior notes, holders of the old notes will not have the right to enforce these covenants upon us.

     The market price of the old notes may decline. If the exchange offer is successful, the amount of old notes outstanding will be substantially reduced. As a result, it may become much more difficult for holders to resell their old notes. In addition, the reduced liquidity of old notes outstanding after the recapitalization could have the effect of reducing the market price at which the old notes may be resold.

                                CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 1999, pro forma to give effect to the divestiture of goodwill subsequent to June 30, 1999 and adjusted to give effect to the consummation of the recapitalization, without the issuance of secured notes, as if it had occurred on June 30, 1999. The information set forth below should be read in conjunction with our audited financial statements and unaudited pro forma financial statements, together with the related notes, included and incorporated by reference in this prospectus.

                                                                       June 30, 1999 (a)
                                                     ------------------------------------------------------
                                                                      Pro Forma             Pro Forma
                                                                       Before                 After
                                                      Actual    Recapitalization (c)   Recapitalization (d)
                                                     ---------  ----------------       ----------------
                                                                     (Dollars in thousands)
     Cash and cash equivalents (b)                   $ 90,368       $ 67,368                $ 7,368
                                                     ========       ========                =======

     Long-term debt (including current portion):
     Credit Facility                                 $      -       $      -                $ 2,200
     12% Senior Notes                                  14,716         14,716                 14,716
     12% Senior Subordinated Notes                    123,014        123,014                      -
                                                     --------       --------                -------
     Total Debt                                       137,730        137,730                 16,916
     Stockholders' Equity (Deficit)                   (39,849)       (41,973)                16,708
                                                     --------       --------                -------
     Total Capitalization                            $ 97,881       $ 95,757                $33,624
                                                     ========       ========                =======

----------------
(a) Assumes 100% participation by the note holders.
(b) Includes $22.9 million of restricted cash being used prior to recapitalization to collateralize letters of credit.
(c) Pro forma to give effect to divestiture of goodwill subsequent to June 30, 1999.
(d) Pro forma to give effect to recapitalization.

                      RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the five years ended December 31, 1998 and the six months ended June 30, 1999. The ratio of earnings to fixed charges has been calculated by dividing fixed charges into the sum of fixed charges and income from continuing operations before income tax expense and before equity in earnings or losses of less than fifty-percent owned companies. Fixed charges consist solely of interest costs.

                                                      Ten months                  Year ended                   Six months
                                                                   -----------------------------------------
                                       Year Ended       ended                                                    ended
                                      February 28,   December 31,  December 31,  December 31,  December 31,     June 30,
                                         1995           1995          1996          1997          1998            1999
                                         ----           ----          ----          ----          ----            ----
                                                                   (Dollars in thousands)
Income (loss) before income
  taxes, minority interest or
  income or loss from equity
  investees, discontinued
  operations, extraordinary
  item and cumulative effect
  of accounting change                   $(2,848)       $ 3,180       $10,469       $   260     $(103,146)      $(26,495)
                                         =======        =======       =======       =======     =========       ========

Total Fixed Charges:

Interest expense                         $14,799        $13,255       $17,334       $18,276     $  20,279       $ 12,209
                                         =======        =======       =======       =======     =========       ========

Income (loss) before income
  taxes, minority interest or
  income or loss from equity
  investees, discontinued
  operations, extraordinary
  item and cumulative effect
  of accounting change plus
  fixed charges                          $11,951        $16,435       $27,803       $18,536     $ (82,867)      $(14,286)
                                         =======        =======       =======       =======     =========       ========

Ratio of earnings to fixed charges            (a)          1.24          1.60          1.01            (a)            (a)
                                         =======        =======       =======       =======     =========       ========

(a) Earnings for these periods are inadequate to cover fixed charges. The deficiency, calculated as the dollar amount of earnings required to attain a ratio of one-to-one, for the year ended February 28, 1995, December 31, 1998 and the six months ended June 30, 1999 was $2,848, $103,146 and $26,495, respectively.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements are derived from our historical financial statements incorporated by reference into this prospectus.

     . The unaudited pro forma statement of operations for the year ended December 31, 1998 reflects the sale of our EFM and Consulting Groups and the completion of the recapitalization described in this prospectus, as if these transactions had occurred on January 1, 1998.

     . The unaudited pro forma balance sheet at June 30, 1999 reflects the completion of the recapitalization described in this prospectus, as well as several other transactions, as described in the notes to the pro forma financial statements, as if they had occurred at June 30, 1999.

     . The unaudited pro forma statement of operations for the six months ended June 30, 1999 reflects the operating results of the EFM and Consulting Groups as discontinued operations. As a result, they have been excluded from gross revenue, service revenue, operating income
         (loss), other income (expense) and all information concerning continuing operations for that period.

The unaudited pro forma financial statements should be read in conjunction with the related notes, with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our historical financial statements, including the related notes, incorporated by reference into this prospectus.

     The pro forma adjustments to give effect to the various events described above are based upon currently available information and upon assumptions that management believes are reasonable. The pro forma financial statements are provided for information purposes only and should not be construed to be indicative of our results of operations or financial position had the transactions described above been consummated on or as of the dates assumed, and are not intended to project our results of operations or financial position for any future period or as of any future date.

ICF KAISER INTERNATIONAL, INC. AND SUBSIDIARIES
Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 1999
(In Thousands)


                                                                          Pro Forma Adjustments
                                                                  ------------------------------------
                                                      Actual                                                       Pro Forma
                                                     June 30,        Other                                          June 30,
                                                       1999       Transactions        Recapitalization                1999
                                                   ----------     ------------        ----------------             ----------
Assets
Current Assets
 Cash and cash equivalents                         $   67,514     $  (23,000) /(1,2)/        $ (37,146)  /(4)/      $   7,368
 Restricted cash                                       22,854              -                   (22,854)  /(4)/              -
 Contract receivables, net                            204,758              -                         -                204,758
 Prepaid expenses and other current assets             15,693              -                         -                 15,693
 Deferred income taxes                                      -              -                         -                      -
                                                   ----------     ------------        ----------------             ----------
  Total  Current Assets                               310,819        (23,000)                  (60,000)               227,819
                                                   ----------     ------------        ----------------             ----------

Fixed Assets
 Furniture, equipment, and leasehold improvements      17,182              -                         -                 17,182
 Less depreciation and amortization                   (13,244)             -                         -                (13,244)
                                                   ----------     ------------        ----------------             ----------
                                                        3,938              -                         -                  3,938
                                                   ----------     ------------        ----------------             ----------

Other Assets
 Goodwill, net                                         21,687         (2,124) /(3)/                  -                 19,563
 Investments in and advances to affiliates              8,939              -                         -                  8,939
 Capitalized software development costs                 2,046              -                         -                  2,046
 Notes receivable                                       6,550              -                         -                  6,550
 Other                                                 10,455              -                    (2,133)  /(7)/          8,322
                                                   ----------     ------------        ----------------             ----------
                                                       49,677         (2,124)                   (2,133)                45,420
                                                   ----------     ------------        ----------------             ----------


   Total Assets                                    $  364,434     $  (25,124)                $ (62,133)             $ 277,177
                                                   ==========     ============        ================              =========

Liabilities and Shareholders'  (Deficit)
Current Liabilities

 Accounts payable                                  $  165,983     $  (13,900) /(2)/           $      -              $ 152,083
 Accrued salaries and benefits                         35,447              -                         -                 35,447
 Other accrued expenses                                22,959              -                         -                 22,959
 Accrued Interest                                       9,100         (9,100) /(1)/                  -                      -
 Deferred revenue                                       6,404              -                         -                  6,404
 Income taxes payable                                   4,307              -                         -                  4,307
                                                   ----------     ------------        ----------------             ----------
   Total Current Liabilities                          244,200        (23,000)                        -                221,200

Long-term Liabilities
 Long-term debt                                       137,730              -                  (123,014)  /(4,5,6)/     14,716
 Revolving credit facility                                  -              -                     2,200   /(8,9)/        2,200
 Other                                                 17,699              -                         -                 17,699
                                                   ----------     ------------        ----------------             ----------
   Total Liabilities                                  399,629        (23,000)                 (120,814)               255,815
                                                   ----------     ------------        ----------------             ----------

Commitments and Contingencies

Minority Interest                                       4,654              -                          -                4,654

Shareholders' Equity/(Deficit)
 Preferred Stock, par value $.01 per share:
     Authorized-650,000 shares
 Issued and outstanding - 650,000 shares                    -              -                          7  /(5)/             7

Common stock, par value $.01 per share:
     Authorized-90,000,000 shares
     Issued and outstanding- 23,822,657 shares              238            -                -                     238
Additional paid-in capital                               75,127            -          (55,154) /(5,9,10)/      19,973
 Accumulated deficit                                   (111,704)      (2,124) /(3)/   113,828  /(6,7,8,10)/         -
Cumulative translation adjustment                        (3,510)           -                -                  (3,510)
                                                     -----------    ---------       ---------                ---------

   Total Shareholders' Equity (Deficit)                 (39,849)      (2,124)          58,681                  16,708
                                                     -----------    ---------       ---------                ---------

     Total Liabilities and Shareholders' Equity      $  364,434     $(25,124)        $(62,133)               $277,177
                                                     ===========    =========       ==========               =========

                     NOTES TO THE PRO FORMA BALANCE SHEET

Other Transactions

Several transactions completed subsequent to June 30, 1999 were deemed to be significant to presenting the pro forma effects of the exchange offer transaction described in this prospectus. Accordingly, such transactions have been included in the pro forma balance sheet presentations.

 1. To record the payment, within the 30 day grace period on July 30, 1999, of $9.1 million of accrued interest on the senior notes and the old notes.

 2.  To pay $13.9 million in accounts payable.

 3. To write off the remaining carrying value of goodwill for a particular division.

Exchange Offer Transactions

 4. To record the use of a total of $60.0 million in cash, including $22.9 million in currently restricted cash, to pay off an equal amount of the old notes. The restricted cash balance is required to support uncollateralized letters of credit until Kaiser obtains access to a revolving line of credit that eliminates the cash collateral requirement.

 5. To record the issuance of $65.0 million in newly issued preferred stock to extinguish an equivalent amount of the old notes. A total of 650,000 shares with a par value of $.01/share.

 6. To write off the remaining $2.0 million of unamortized carrying value of the original issue discount associated with the old notes. The unamortized carrying value had been netted from the carrying value of the old notes on the face of the balance sheet.

 7. To write off the remaining $2.1 million of unamortized carrying value of the costs incurred by Kaiser to issue the old notes.

 8. To record the $1.7 million estimate of the costs, including professional fees, to be incurred as part of this exchange offer. It is assumed that Kaiser will borrow against a new revolving credit facility to pay these costs.

 9. To record the $0.5 million estimate of costs, including professional fees, to be incurred to issue the new preferred stock as a charge to paid in capital. It is assumed that Kaiser will borrow against a new revolving credit facility to pay these costs.

Quasi Reorganization

 10. To reclassify $119.6 million from paid in capital to eliminate the balance of the accumulated deficit after the completion of the exchange offer transactions assuming shareholder approval.

ICF KAISER INTERNATIONAL, INC. AND SUBSIDIARIES
Pro Forma Consolidated Statement of Operations
Year Ended December 31, 1998
(In thousands, except share amounts)
(Unaudited)

                                                                        Pro Forma Adjustments
                                                               ------------------------------------
                                             Actual Results                                                      Pro Forma Results
                                           for the year ended      Sale of                                       for the year ended
                                            December 31,1998     EFM and CG            Recapitalization          December 31, 1998
                                           ------------------    ----------            ----------------          ------------------
Gross Revenue                              $      1,210,421      $   (210,529)/(2)/    $              -          $          999,892
Subcontract and direct material costs              (794,794)           78,131 /(2)/                   -                    (716,663)
Provision for contract losses                       (76,210)                -                         -                     (76,210)
Equity in net income of unconsolidated
 subsidiaries                                         6,045              (600)/(2)/                   -                       5,445
                                           ----------------      ------------          ----------------          -------------------
Service Revenue                                     345,462          (132,998)                        -                     212,464

Operating Expenses
Direct labor and fringe benefits                    282,562           (64,225)/(2)/                   -                     218,337
Group overhead                                       92,151           (48,144)/(2)/                   -                      44,007
Corporate general and administrative                 22,983            (5,970)/(2)/                   -                      17,013
Depreciation and amortization                         9,048            (2,776)/(2)/                   -                       6,272
Severance and restructuring                           9,407                 -                         -                       9,407
Other unusual charges                                 7,672                 -                         -                       7,672
                                           ----------------      ------------          ----------------          -------------------
Operating Income (Loss)                             (78,361)          (11,883)                        -                     (90,244)

Other Income (Expense)
Interest income                                       1,539                 -                         -                       1,539
Interest expense                                    (20,279)            1,994/(3)/               16,250  (5)                 (2,035)
                                           ----------------      ------------          ----------------          ------------------
Income (Loss) From Continuing  Operations
Before Income  Taxes, Minority Interest,
  Extraordinary Item, and  Cumulative
  Effect of Accounting Change                       (97,101)           (9,889)                   16,250                     (90,740)
Income tax benefit                                   11,357                 -                         -                      11,357
                                           ----------------      ------------          ----------------          ------------------
Income (Loss) From Continuing  Operations
Before  Minority Interest,
 Extraordinary Item, and
 Cumulative Effect of Accounting Change             (85,744)           (9,889)                   16,250                     (79,383)
Minority interest in net income of
 subsidiaries                                        (7,698)                                          -                      (7,698)
                                           ----------------      ------------          ----------------          ------------------
Income (Loss) From Continuing Operations
Before Extraordinary Item and Cumulative
Effect of Accounting Change                         (93,442)           (9,889)                   16,250                     (87,081)
Gain (loss) on sale of discontinued
 operations (net of tax)                                  -            55,642/(1)/                    -                      55,642
                                           ----------------      ------------          ----------------          ------------------
Income (Loss) Before Extraordinary
 Item and Cumulative Effect of
Accounting Change                                   (93,442)           45,753                    16,250                     (31,439)
Extraordinary Items (net of tax)                     (1,090)                -                    (6,319) (4)                 (7,409)
                                           ----------------      ------------          ----------------          ------------------
Income (Loss) Before Cumulative Effect
 of Accounting Change                               (94,532)           45,753                     9,931                     (38,848)
Cumulative effect of accounting change
 (net of tax)                                        (6,000)                -                         -                      (6,000)
                                           ----------------      ------------          ----------------          ------------------
Net Income (Loss)                                  (100,532)           45,753                     9,931                     (44,848)
Preferred Stock Dividends                                 -                 -                     3,088  (6)                  3,088
                                           ----------------      ------------          ----------------          ------------------
Net Income (Loss) Available for
 Common Shareholders                       $       (100,532)     $     45,753          $          6,843          $          (47,936)
                                           ================      ============          ================          ==================

Basic and Fully Diluted Earnings
 (Loss) Per Share:

Income (Loss) From Continuing Operations
 Before Discontinued Operations,
 Extraordinary Item and Cumulative
 Effect of Accounting Change               $          (3.87)     $       (.41)                      .55                       (3.73)

Discontinued Operations                                   -              2.31                         -                        2.31

Extraordinary Item                                     (.05)                -                      (.26)                       (.31)

Cumulative Effect of Accounting Change                 (.25)                -                         -                        (.25)
                                           ----------------      ------------          ----------------          ------------------
Net Income (Loss) Available to Common
 Shareholders                              $          (4.17)     $       1.90          $            .29          $            (1.98)
                                           ================      ============          ================          ==================
Weighted Average Shares for Basic and
 Fully Diluted Earnings (Loss)
 Per Share                                           24,092            24,092                    24,092                      24,092
                                           ================      ============          ================          ==================

ICF KAISER INTERNATIONAL, INC. AND SUBSIDIARIES
Pro Forma Consolidated Statement of Operations
Six Months Ended June 30, 1999
(In thousands, except share amounts)
(Unaudited)

                                                                                Pro Forma Adjustments
                                                                          ---------------------------------
                                                         Actual Results                                           Pro Forma Results
                                                            for the                                                    for the
                                                        six months ended    Sale of                               six months ended
                                                         June 30, 1999     EFM and CG      Recapitalization         June 30, 1999
                                                        ----------------   ----------      ----------------       ------------------
Gross Revenue                                           $        445,377   $        -      $              -       $        445,377
 Subcontract and direct material costs                          (320,940)           -                     -               (320,940)
 Equity in net income of unconsolidated subsidiaries               2,996            -                     -                  2,996
                                                        ----------------   ----------      ----------------       ------------------

Service Revenue                                                  127,433            -                     -                127,433

Operating Expenses
 Direct labor and fringe benefits                                 97,310            -                     -                 97,310
 Group overhead                                                   20,089            -                     -                 20,089
 Corporate general and administrative                              8,139            -                     -                  8,139
 Depreciation and amortization                                     3,098            -                     -                  3,098
 Other unusual charges                                             1,335            -                     -                  1,335
 Severance and restructuring                                       9,359            -                     -                  9,359
                                                        ----------------   ----------      ----------------       ------------------

Operating Income (Loss)                                          (11,897)           -                     -                (11,897)

Other Income (Expense)
 Interest income                                                     607            -                     -                    607
 Interest expense                                                (12,209)           -                 8,125 /(5)/           (4,084)
                                                        ----------------   ----------      ----------------       ------------------

Income (Loss) From Continuing Operations Before
 Income Taxes and Minority Interest                              (23,499)           -                 8,125                (15,374)
 Income tax expense benefit                                          602            -                     -                    602
                                                        ----------------   ----------       ---------------       ------------------

Income (Loss) From Continuing Operations Before                  (22,897)           -                 8,125                (14,772)
 Minority Interest

 Minority interest in net income of subsidiaries                  (4,205)           -                     -                 (4,205)
                                                        ----------------   ----------       ---------------       ------------------

Income (Loss) From Continuing Operations                         (27,102)           -                 8,125                (18,977)

Discontinued Operations
Income (Loss) from operations of discontinued
operations (net of tax)                                            2,157       (2,157)/(2)/               -                      -
Gain (loss) on sale of discontinued operations (net of
tax)                                                              48,755            -                     -                 48,755
                                                        ----------------   ----------       ---------------       ------------------

Income (Loss) from Continuing Operations Before
 Extraordinary Item                                               23,810       (2,157)                8,125                 29,778

 Extraordinary Items(net of tax)                                    (698)           -                (6,319)/(4)/           (7,017)
                                                        ----------------   ----------       ---------------       ------------------


Net Income (Loss)                                                 23,112       (2,157)                1,806                 22,761
Preferred Stock Dividends                                              -            -                 1,544/(6)/             1,544
                                                        ----------------   ----------       ---------------       ------------------
Net Income (Loss) Available for
 Common Shareholders                                    $         23,112   $   (2,157)      $           262       $         21,217
                                                        ================   ==========       ===============       ==================

Basic and Fully Diluted Earnings (Loss) Per Share:

Income (Loss) From Continuing Operations                $          (1.13)  $        -       $           .27       $           (.86)

Discontinued Operations                                             2.12         (.09)                    -                   2.03

Extraordinary Item                                                  (.03)           -                  (.26)                  (.29)
                                                        ----------------   ----------       ---------------       ------------------
Net Income (Loss) Available to Common Shareholders      $            .96   $     (.09)      $           .01       $            .88
                                                        ================   ==========       ===============       ==================

Weighted Average Shares for Basic and Fully
 Diluted Earnings (Loss) Per Share                                23,971       23,971                23,971                 23,971
                                                        ================   ==========       ===============       ==================

                   NOTES TO THE PRO FORMA INCOME STATEMENTS

1.   Sale of EFM and the Consulting Group

     Sale of EFM
     -----------

     On April 9, 1999, we sold specified assets and certain liabilities of EFM for $82.0 million, less $8.0 million in working capital, for total cash proceeds of $74.0 million. The gain, for purposes of the pro forma presentations, on the sale of EFM was calculated as follows, as if the transaction had taken place on:

                                                            January 1, 1998         January 1, 1999
                                                            ---------------         ---------------
        Sale proceeds                                            74,000                  74,000
        Transaction fees                                         (2,056)                 (2,056)
                                                               --------                --------

        Net sales price                                          71,944                  71,944
        Net assets of discontinued operations                   (31,016)                (33,838)
                                                               --------                --------

        Gain                                                     40,928                  38,106
        Tax provision (a)                                       (26,391)                (24,721)
                                                               --------                --------

        Gain on sale, net of tax                               $ 14,537                $ 13,385
                                                               ========                ========

     Sale of the Consulting Group
     ----------------------------

     On June 30, 1999, we sold 90% of our Consulting Group for $64 million in cash, $6.6 million of interest bearing notes and a $3.0 million working capital receivable. The gain, for purposes of the pro forma presentations, on the sale of the Consulting Group was calculated as follows, as if the transaction had taken place on:

                                                            January 1, 1998         January 1, 1999
                                                            ---------------         ---------------
        Sale proceeds                                            73,550                  73,550
        Transaction fees                                         (1,082)                 (1,082)
                                                               --------                --------

        Net sales price                                          72,468                  72,468
        Net assets of discontinued operations and
          other asset write-offs                                (20,568)                (27,283)
                                                               --------                --------

        Gain                                                     51,900                  45,185
        Tax provision (a)                                       (10,795)                 (9,815)
                                                               --------                --------

        Gain on sale, net of tax                               $ 41,105                $ 35,370
                                                               ========                ========

        (a)  Assumes goodwill write-off is not deductible for tax purposes.

2. To remove the divestitures' results of operations for the respective periods (Effective January 1, 1999, the results of operations of EFM and the Consulting Group were reflected in the income statement as discontinued operations).

3. To reflect the pro forma reduction of interest expense as if cash proceeds had been used to pay off the closing date revolving debt balance of $36.9 million as of the beginning of the period.

The Exchange Offer Transaction

4. To record the extraordinary loss on the exchange offer cumulatively resulting from:

          . the write-off of the remaining $2.0 million of unamortized carrying of the original issued discount associated with the old notes;

          . the write-off of the remaining $2.1 million of unamortized carrying value of the costs incurred by Kaiser to issue the old notes; and

          . the expenses of $2.2 million for professional fees estimated to be incurred to complete the exchange offer.

5. To reflect the pro forma reduction of interest expense as if cash proceeds and convertible preferred stock had been used to fully settle the old notes as of the beginning of the period.

6. To reflect the pro forma effect of the accrual of dividends on the convertible preferred stock as if it had been issued as of the beginning of the period. The adjustment assumes Kaiser pays the dividends to the shareholders at the 4.75% dividend rate.

                OVERVIEW AND BACKGROUND OF THE RECAPITALIZATION

     Kaiser incurred losses during 1997, 1998 and the first six months of 1999 of an aggregate of approximately $129 million, largely as a result of significant cost overruns on fixed price contracts to construct four nitric acid plants. During the second half of 1998, Kaiser's Board of Directors formed a special committee of members of the Board to consider strategic alternatives for Kaiser. The special committee engaged a financial advisor and, with its assistance, evaluated various opportunities available to Kaiser, including the sale of one or more of Kaiser's operating groups. As a result of that process, Kaiser sold its EFM and Consulting Groups during 1999.

     Because of the cash drain and continuing obligations associated with Kaiser's nitric acid plants and other losses, the sales of the EFM and Consulting Groups were not enough to restore Kaiser's financial condition. Kaiser has lost the earning power associated with the sold operating groups and continues to have $140 million principal amount of outstanding notes, including $125 million of the old notes.

     The Board of Directors considered several alternative means of stabilizing Kaiser's financial condition. Among the alternatives considered was the use of the proceeds from the Consulting Group sale in an acquisition of a related business or simply reinvesting the proceeds from the Consulting Group sale into Kaiser's existing business activities. In considering these alternatives, the Board of Directors met several times, reviewed the recommendations of its financial, legal and other professional advisors, as well as the information provided by management, and closely analyzed the information available to it. The Board of Directors ultimately determined that the recapitalization described in this prospectus represents the most advisable approach to significantly improving Kaiser's financial position and future business prospects.

     As described in more detail below, the Board of Directors has approved a recapitalization that consists of an exchange offer, an asset sale offer and amendments to the indentures governing the old notes and the senior notes. If this recapitalization is not consummated, Kaiser may continue to negotiate with the holders of the old notes and the senior notes for a recapitalization, Kaiser may invest the proceeds in a related business investment or Kaiser may seek implementation of the recapitalization through a so-called "prepackaged" plan of reorganization. See "Possible Prepackaged Plan of Reorganization." If Kaiser were to seek confirmation of the recapitalization in a bankruptcy proceeding, no assurance can be given that the recapitalization would meet the requirements for confirmation under the U.S. Bankruptcy Code even if the requisite consents are received and the old notes subject to the consents are voted to accept the recapitalization.


                              THE EXCHANGE OFFER

Terms of the Exchange Offer

     Kaiser is offering to exchange convertible preferred stock with a liquidation preference of $65 million plus accrued interest on the old notes through the date of the closing, warrants to purchase 15% of our common stock on a fully diluted basis, and up to $10 million in secured notes, if issued, for $65 million principal amount of old notes which are outstanding after the asset sale offer and which are properly tendered at or prior to the expiration date. As a result of the recapitalization, holders of old notes will receive, for each $1,000 of old notes tendered in the asset sale offer and the exchange offer, $____ in cash, ______ shares of preferred stock, representing a liquidation preference of $____ plus accrued interest through the date of the closing on a pro rata basis, and warrants to purchase ___% of our common stock. The amount of cash received for each $1,000 of old notes may be reduced by up to $___ and replaced by a like amount of secured notes, if issued.

     The exchange offer is conditioned upon, among other things, at least 95% of the outstanding principal amount of the old notes being tendered for exchange. If 95% of the total outstanding notes are not tendered, or any other condition to the exchange offer is not satisfied and the recapitalization is not consummated, then we may seek implementation of the recapitalization through a so-called "prepackaged" plan of reorganization. See "Possible Prepackaged Plan of Reorganization."

     In order to participate in the exchange offer, the holder of old notes must tender all of the old notes beneficially owned by the holder. We can extend the exchange offer and accept all old notes tendered for exchange or amend the terms of the exchange offer and any amendment will apply to the old notes tendered pursuant to the exchange offer. Additionally, we reserve the right at any time to terminate the exchange offer and not accept for exchange any old notes tendered for exchange.

     We shall be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice to the exchange/solicitation/paying agent. The exchange/solicitation/paying agent will act as agent for the tendering holders of old notes and for the purposes of receiving the preferred stock, warrants, secured notes, if issued, and cash from us.

     If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, certificates for any unaccepted old notes will be returned, without expense, to the tendering holder as promptly as practicable after the exchange expiration date.

     By agreeing to participate in the exchange and the asset sale offer, a holder of old notes also agrees to allocate the cash, preferred stock, warrants and secured notes, if issued, received for the old notes in the same manner in which we will make this allocation. We will allocate the cash paid pursuant to the asset sale offer to the principal amount of the old notes. Based on this allocation method, up to $60 million in cash will be allocated to the principal amount of the old notes.

Exchange Expiration Date; Extensions; Waiver; Termination; Amendments

     The exchange expiration date will be October ___, 1999 at 5:00 p.m., New York City time, unless we, in our sole discretion, extend the exchange offer, in which case the exchange expiration date will be the latest date and time to which the exchange offer is extended.

     In order to extend the exchange offer, we will notify the exchange/solicitation/paying agent of any extension by oral or written notice and will make a public announcement. In either case we will do so prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled exchange expiration date.

     We reserve the right, in our sole discretion:

     .    to delay accepting any old notes,

     . to extend the expiration date and accept any old notes previously tendered,

     . to waive any condition to the exchange offer and accept any old notes tendered for exchange,

     . to terminate the exchange offer, whether or not any of the conditions set forth below under "Conditions of the Exchange Offer" shall have been satisfied, and

     . to amend the terms of the exchange offer in any manner by giving oral or written notice of this delay, extension, termination or modification to the exchange/solicitation/paying agent. Any amendment will apply to old notes tendered.

If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose these amendments by means of a public announcement or a supplement to this prospectus that will be distributed to the registered holders of the old notes.

Conditions of the Exchange Offer

     The exchange offer is subject to the following conditions:

     .    the minimum 95% tender condition must be met;

     . holders of a majority of the old notes and of the senior notes consent to the proposed amendments to the indentures governing the old notes and the senior notes;

     .    we have obtained a new credit facility;

     . our shareholders have approved the issuance of the preferred stock and warrants being offered in the exchange offer;

     . no legal action or proceeding has been instituted or threatened with respect to the exchange offer or the consent solicitations, or which, in our sole judgment, may materially adversely affect our business, operations or financial condition;

     .    there has not occurred

          . any material adverse development in any existing action or proceeding of any nature,

          . any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange,

          . a declaration of a banking moratorium by United States authorities or any governmental agency in the United States,

          . the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or

          . a material adverse change in general economic, political or conditions, if the effect of any economic, political or financial conditions on the financial markets of the United States, in our sole judgment, makes it impracticable to consummate the exchange offer;

     . there has not occurred any change, or development involving a prospective change, in or affecting our business or financial affairs which, in our sole judgment, would materially impair the contemplated benefits of the exchange offer or the consent solicitations;

     . no statute, rule or regulation has been proposed or enacted, or any action has been taken by any governmental authority, which, in our sole judgment, would or might prohibit, restrict or delay consummation of the exchange offer as presently proposed or materially impair the contemplated benefits of the exchange offer or the consent solicitations; and

     . there does not exist, in our sole judgment, any other actual or threatened legal impediment to the acquisition of the old notes in the asset sale offer, or the issuance of the preferred stock and warrants and possible issuance of the secured notes in the exchange offer.

     At any time, we can waive any condition to the exchange offer and accept all notes tendered for exchange pursuant to the exchange offer.

Accounting Treatment

     The recapitalization transaction will be accounted for as a troubled debt restructuring pursuant to Statement of Financial Accounting Standard No. 15 - Accounting by Debtors and Creditors for Troubled Debt Restructurings.

     .    The face value of the old notes is $125.0 million.

     . The carrying amount of the old notes represents the face value of the old notes adjusted for the unamortized original issue discount and the unamortized debt issuance costs of the old notes.

     . The old notes will, in part, be purchased at face value for up to $60.0 million in cash and, in part, exchanged for convertible preferred stock with a liquidation preference of $65.0 million plus accrued interest on the old notes through the date of the closing, and warrants to purchase 15% of our common stock on a fully diluted basis. The amount of cash may be reduced by up to $10.0 million and replaced by a like amount of secured notes, if issued.

     . The excess of the total value of the preferred stock issued over its $.01/per share par value will be credited to paid in capital, net of any issuance costs.

     . The carrying value of any remaining original issue discount on the old notes will be written off.

     . The carrying value of any remaining costs originally incurred to issue the old notes will be written off.

     . The amount of any costs incurred to complete the restructuring of the old notes will be expensed.

     . The difference between the face value of the old notes and all of the above items will be recorded as an extraordinary loss on the restructuring of the old notes.

The following table summarizes the accounting for this transaction:

Face value of old notes                                            $125,000

Less:
  Cash exchanged                                                    (60,000)
  Value of new preferred stock issued                               (65,000)
  Carrying value of original issue discount on the old notes         (1,986)
  Carrying value of the costs originally incurred to issue
  the old notes                                                      (2,133)
  Estimate of costs to be incurred to complete the exchange offer    (2,200)
                                                                   ---------

Extraordinary loss on the old note restructuring                   $ (6,319)
                                                                   =========


                              THE ASSET SALE OFFER

     Simultaneously with the exchange offer, Kaiser will conduct an asset sale offer pursuant to the terms of the indenture governing the old notes. We will offer to purchase up to $60 million aggregate amount of old notes. This amount may be reduced by up to $10 million and replaced by a like amount of secured notes, if issued . We will make this asset sale offer to all holders of old notes. If the holders of old notes accept the asset sale offer in amounts greater than the amounts we offer to purchase, we will purchase old notes tendered on a pro rata basis.

     The cash to be used in the asset sale offer will consist primarily of the proceeds from our sale of our Consulting Group. In the event we were to file for relief under Chapter 11 of the U.S. Bankruptcy Code within 90 days, or possibly one year, of making the payments made in the asset sale offer, the payments may be avoidable as a preference and could be subject to recovery by a trustee in bankruptcy, an official creditors' committee, other representatives of our creditors, or Kaiser as a debtor in possession. If the payments were successfully challenged as preferences, holders either could be required to return the funds received, together with interest at a rate determined by the court, or could be precluded from receiving any distribution on account of the holders' old notes.

     The asset sale offer will expire at 5:00 p.m., New York City time, on October __, 1999. The asset sale offer is made subject to satisfaction of all of the conditions to the exchange offer being satisfied or waived by us and the exchange offer not having been terminated by us. The asset sale offer will not be consummated unless the exchange offer also is consummated and the requisite consents are received.


                           THE CONSENT SOLICITATIONS

General

     In connection with the exchange offer, we are soliciting consents from the holders of the old notes to approve proposed amendments to the old notes indenture and from holders of the senior notes to approve proposed amendments to the senior notes indenture. We are also requesting holders of the old notes and the senior notes to deliver an instruction to the trustee not to interfere with our recapitalization. Consents of holders of a majority of the outstanding aggregate principal amount of the old notes and of the senior notes are required to approve the proposed amendments to the old notes indenture and the senior notes indenture. The proposed amendments will become effective only if the conditions of the exchange offer are satisfied or waived and will become effective immediately preceding the consummation of the exchange offer. Both our acceptance of the exchange offer and consummation of the asset sale offer are contingent upon our receipt of requisite consents from holders of the old notes and the senior notes. If the proposed amendments become effective with respect to the old notes indenture or the senior notes indenture, they will apply to all old notes or senior notes issued under that indenture.

Proposed Amendments

     If the requisite consents are received from holders of the old notes, the old notes indenture will be amended by eliminating substantially all of the restrictive covenants governing the old notes. These proposed amendments will eliminate the following covenants and events of default in the old notes indenture:

     .    Section 5.04 (Limitation on Additional Indebtedness)

     .    Section 5.06 (Limitations on Restricted Payments)

     . Section 5.07 (Limitations on Restrictions on Distributions from Subsidiaries)

     .    Section 5.08 (Limitations on Transactions with Affiliates)

     .    Section 5.11 (Limitations on Guarantees)

     .    Section 5.12 (SEC Reports)

     A holder of old notes need not consent to the proposed amendments in order to tender its old notes in the exchange offer. Conversely, each holder of old notes not tendered or accepted for exchange pursuant to the exchange offer will be bound by the proposed amendments regardless of whether the holder consented to the proposed amendments.

     Upon effectiveness of the proposed amendments, a consenting holder's right to sell or transfer the old notes will be restricted, and each consenting holder will be required to hold their old notes in certificated form as opposed to holding them in "street name." See "The Solicitation-Restriction on Transfer of Old Notes; Issuance of Certificated Notes."

     If the requisite consents are received from holders of the senior notes, the proposed amendments to the senior notes indenture will amend those restrictive covenants that would limit our proposed business plan. These proposed amendments will amend the following covenants in the senior notes indenture:

                                 [TO BE ADDED]

     The proposed amendments will be set forth in amended and restated indentures substantially in the form filed as exhibits ___ and ___ to the registration statement of which this prospectus forms a part.

Solicitation Expiration Date; Extensions; Amendments

     The consent solicitations will expire at 5:00 p.m., New York City time, ________ __, 1999, unless we, in our sole discretion, extend the period during which a consent solicitation is open, in which case the solicitation expiration date for that solicitation will be the latest date and time to which the consent solicitation is extended.

     In order to extend the solicitation expiration date, we will make a public announcement prior to 9:00 a.m., New York time, on the next business day after the previously scheduled solicitation expiration date.

     We reserve the right, in our sole discretion,

     .    to delay accepting any consents,

     .    to extend either consent solicitation,

     .    to terminate either consent solicitation, and

     . to amend the terms of either consent solicitation in any manner by giving oral or written notice of the delay, extension, termination or modification to the exchange/solicitation/paying agent.

If a consent solicitation is amended in a manner that we determine constitutes an adverse change to the holders, we will promptly disclose the amendment by means of a public announcement or a supplement to this prospectus that will be distributed to the registered holders of affected notes.

Waivers and Nonacceptance of Consents

     We reserve the absolute right to waive any defects or irregularities in the furnishing of the consents. If any consents are not accepted for any reason, the notes to which the consent relates will be returned without expense to the submitting holder as promptly as practicable after the expiration or termination of the consent solicitation.

Restriction on Transfer of Old Notes; Issuance of Certificated Notes

     If the consents regarding the old notes become effective on the solicitation expiration date, any holder of old notes that has furnished a consent will have agreed

     . not to transfer, sell, assign, encumber or otherwise dispose of the beneficial ownership of the holder's old notes, unless the holder provides evidence satisfactory to us that the holder's transferee, and, if different, the beneficial owner of the old notes so transferred, has agreed in writing in form and substance satisfactory to us that the transferred old notes are subject to the terms of the consent, and that the transferee, and, if different, the beneficial owner, has agreed to be bound by the terms of the consent, and

     . that any old notes subject to consents that are held through DTC will be reissued in certificated form.

The restriction on transfer will be noted on the old notes with respect to which consents are received and none of these old notes may be transferred unless the holder delivers to us an opinion of counsel in form and substance satisfactory to us in our sole discretion that the transferee has agreed to and is bound by the proposed amendments.

                  POSSIBLE PREPACKAGED PLAN OF REORGANIZATION

     It is possible that we will receive substantial support from holders of old notes for the recapitalization but not reach the 95% level of acceptance of the exchange offer required as a condition of the recapitalization. In that event, if the level of holder approval is sufficient, we may elect to implement the recapitalization through a so-called "prepackaged" plan of reorganization under Chapter 11 of the Bankruptcy Code. We would do so by filing a petition commencing a Chapter 11 bankruptcy case and asking the Bankruptcy Court to approve a plan of reorganization which would contain terms and conditions for the treatment of holders of old notes which are the same as the terms and conditions of the recapitalization. Such a plan of reorganization would not affect Kaiser's operations, vendors or employees.

     If we were to seek implementation of the recapitalization through a Chapter 11 plan of reorganization, no assurance can be given that the plan would meet the requirements for confirmation under the Bankruptcy Code, even if the plan received the required level of approval form the holders of the old notes. The requirement for plan approval by a impaired class of creditors is the affirmative vote of a majority in number and more than two-thirds in dollar amount of those voting to accept or reject the plan. If confirmed by the Bankruptcy Court, the plan would be binding on all holders of old notes, without regard to whether they voted in favor of the plan.

     If a holder of old notes executes the documents required to tender old notes in the exchange offer and the asset sale offer as contemplated in this prospectus, the tender of old notes, once delivered, may not be withdrawn, and the executed documentation will be counted at our election, as ballots in favor of a Chapter 11 plan as described above. We reserve the right to commence a Chapter 11 case before expiration of the period provided for tender of old notes in the exchange offer and the asset sale offer and to count executed documentation received both before and after commencement of the Chapter 11 cast as ballots in favor of the Chapter 11 plan.

              PROCEDURES FOR PARTICIPATING IN THE EXCHANGE OFFER,
                   ASSET SALE OFFER AND CONSENT SOLICITATIONS

General

     As previously discussed, each of the exchange offer, the asset sale offer and the consent solicitations are interdependent. However, you must make a separate decision as to each applicable transaction. The procedures for participating in each of the transactions are substantially similar, and are described below.

     As of______ __, 1999, there were __ registered holders of the old notes and ____ registered holders of the senior notes. Solely for reasons of administration and for no other purpose, Kaiser has fixed the close of business on _______ ___, 1999, as the record date for determining the persons to whom this prospectus and the applicable letter of transmittal and consent form will be mailed initially. Only a holder of the old notes or senior notes or the holder's legal representative or attorney-in-fact may participate in the exchange offer or deliver a consent.

Procedures for Tendering Old Notes in the Exchange Offer, Tendering Old Notes in the Asset Sale Offer and Tendering Consents in the Consent Solicitations

     The tender of a holder's old notes or the tender of consents and its acceptance by Kaiser will constitute a binding agreement between the tendering holder and Kaiser upon the terms and subject to the conditions set forth in this prospectus and in the applicable letter of transmittal and consent form. Except as described below, a holder who wishes to tender old notes for exchange in the exchange offer or old notes for purchase in the asset sale offer or tender consents in a consent solicitation must transmit any tendered old notes, together with a properly completed and duly executed letter of transmittal and consent form, including all other documents required by the letter of transmittal and consent form to the exchange/solicitation/paying agent at the address set forth on page 37 of this prospectus prior to 5:00 p.m., New York City time, on the exchange/asset sale offer/consent solicitation expiration date. The method of delivery of old notes, letter of transmittal and consent forms and all other required documents is at the election and risk of the holder. If the delivery is by mail, it is recommended that tendering holders use registered mail, properly insured, with return receipt requested. Instead of delivery by mail, it is recommended that the holder use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery.

     Any financial institution that is a participant in The Depository Trust Company's book-entry transfer facility system may make book-entry delivery of the old notes by causing The Depository Trust Company to transfer these old notes into the exchange/solicitation/paying agent's account in accordance with The Depository Trust Company's procedures for this transfer. In connection with a book-entry transfer, a letter of transmittal and consent form need not be transmitted to the exchange/solicitation/paying agent, provided that the book-entry transfer procedure is completed prior to 5:00 p.m., New York City time, on the exchange/asset sale offer/consent solicitation expiration date.

     Each signature on a letter of transmittal and consent form or a notice of revocation, as the case may be, must be guaranteed except that they do not need to be guaranteed if the old notes surrendered for exchange are tendered:

     . by a registered holder of the old notes who has not completed either the box entitled "Special Exchange Instructions" or the box entitled "Special Delivery Instructions" in the letter of transmittal and consent form, or

     .    by an eligible institution.

In the event that a signature on a letter of transmittal and consent form or a notice of revocation, as the case may be, is required to be guaranteed, this guarantee must be by a firm which is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or otherwise be an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934. If the letter of transmittal and consent form is signed by a person other than the registered holder of the old notes or senior notes, the tendered old notes and consents must either

     . be endorsed by the registered holder, with the signature guaranteed by an eligible institution, or

     . be accompanied by a proxy, in a form determined to be satisfactory by us, in our sole discretion, duly executed by the registered holder, with the signature guaranteed by an eligible institution.

     All questions concerning the validity, form, eligibility, including time of receipt, acceptance, and revocation of consents, will be decided by us in our sole discretion, which decision shall be final and binding. We reserve the absolute right to reject any and all old notes or consents not properly tendered and to reject any old notes or consents which might, in our judgment or that of our counsel, be unlawful for us to accept. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to particular old notes either before or after the exchange/asset sale offer/consent solicitation expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer, old notes in the asset sale offer or consents in a consent solicitation, whether or not similar defects or irregularities are waived in the case of other holders. Our interpretation of the terms and conditions of the exchange offer, asset sale offer and consent solicitations, including the letter of transmittal and its instructions, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange or for purchase or tenders of consents must be cured within a period of time as we shall determine. We will use reasonable efforts to give notification of defects or irregularities with respect to tenders of old notes for exchange or for purchase or tenders of consents but shall not incur any liability for failure to give this notification. Tenders of the old notes and consents will not be deemed to have been made until any irregularities have been cured or waived.

     If any letter of transmittal and consent form, endorsement, proxy, power of attorney or any other document required by the letter of transmittal and consent form is signed by a trustee, executor, corporation or other person acting in a fiduciary or representative capacity, this person should indicate when signing, and, unless waived by us, must submit proper evidence satisfactory to us, in our sole discretion, of this person's authority to act.

     Any beneficial owner of old notes or senior notes whose notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wants to tender old notes in the exchange offer or in the asset sale offer or tender consents in a consent solicitation, should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner's behalf. If a beneficial owner wishes to tender directly, the beneficial owner must, prior to completing and executing the letter of transmittal and consent form and tendering old notes and consents, make appropriate arrangements to register ownership of the notes in the beneficial owner's name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures

     Holders who wish to tender their old notes and

     .    whose old notes are not immediately available or

     . who cannot deliver their old notes or any other documents required by the letter of transmittal and consent form to the exchange/solicitation/paying agent prior to the exchange/asset sale offer/consent solicitation expiration date or complete the procedure for book-entry transfer on a timely basis, may tender their old notes according to the guaranteed delivery procedures described in the letter of transmittal and consent form. Pursuant to these procedures:

     . the tender must be made by or through an eligible institution and a notice of guaranteed delivery, as defined in the letter of transmittal and consent form, must be signed by the holder,

     . on or prior to the exchange/asset sale offer/consent solicitation expiration date, the exchange/solicitation/paying agent must have received from the holder and the eligible institution a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder, the certificate number or numbers of the tendered old notes, and the principal amount of tendered old notes, stating that the tender is being made and guaranteeing that, within three business days after the date of delivery of the notice of guaranteed delivery, the tendered old notes, a duly executed letter of transmittal and consent form and any other required documents will be deposited by the eligible institution with the exchange/solicitation/paying agent, and

     . the properly completed and executed documents required by the letter of transmittal and the tendered old notes in proper form for transfer, or confirmation of a book-entry transfer of these old notes into the exchange/solicitation/paying agent's account at DTC, must be received by the exchange/solicitation/paying agent within four business days after the exchange/asset sale offer/consent solicitation expiration date.

Any holder who wishes to tender old notes pursuant to the guaranteed delivery procedures described above must ensure that the exchange/solicitation/paying agent receives the notice of guaranteed delivery and letter of transmittal relating to these old notes prior to 5:00 p.m., New York City time, on the exchange/asset sale offer/consent solicitation expiration date.

Acceptance of Old Notes for Exchange or Purchase and Acceptance of Consents; Delivery of Preferred Stock and Warrants

     Upon satisfaction or waiver of all the conditions to the exchange offer, Kaiser will accept any and all old notes that are properly tendered in the exchange offer, old notes properly tendered in the asset sale offer and consents properly tendered in a consent solicitation prior to 5:00 p.m., New York City time, on the exchange/asset sale offer/consent solicitation expiration date.
The preferred stock, warrants and secured notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the old notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered old notes, when, as, and if we have given oral or written notice to the exchange/solicitation/paying agent. Immediately prior to consummation of the exchange offer, we will consummate the asset sale offer and purchase for cash at par on a pro rata basis from the holders of old notes who elect to participate an aggregate of up to $60 million principal amount of old notes. This amount may be reduced by up to $10 million and replaced by a like amount of secured notes, if issued.

Revocation of Consents

     We will process all properly completed and executed letters of transmittal and consent forms we receive, unless we receive from a holder a properly completed and duly executed notice of revocation or a changed consent bearing a date later than the date of the prior consent at any time prior to the exchange/asset sale offer/consent solicitation expiration date when the proposed consents become effective. Until the exchange/asset sale offer/consent solicitation expiration date, any holder may revoke the consent as to an old note or senior note or portion of an old note or senior note if we receive notice of revocation.

The Exchange/Solicitation/Paying Agent; Assistance

     The Bank of New York is the exchange/solicitation/paying agent. All tendered old notes and consents, executed letters of transmittal and consent forms and other related documents should be directed to the exchange/solicitation/paying agent. Questions and requests for assistance and requests for additional copies of the prospectus, a letter of transmittal and other related documents should be addressed to the exchange/solicitation/paying agent as follows:

                       Exchange/Solicitation/Paying Agent

                         By Hand or Overnight Courier:

                             The Bank of New York
                              101 Barclay Street
                                    21 West
                              New York, NY  10286

                        By Registered or Certified Mail:

                             The Bank of New York
                              101 Barclay Street
                                    21 West
                              New York, NY  10286

                                 By Facsimile:
                                (212) 815-5915
                             Confirm by Telephone:
                                (212) 815-5213


Financial Advisor to Kaiser

     We have engaged Jefferies & Company, Inc. to provide certain financial advisory services to us in connection with the proposed recapitalization. As part of such services, employees of Jefferies may solicit, on our behalf, holders of old notes to tender their old notes in the exchange offer and the asset sale offer and holders of old notes and senior notes to deliver their consent to the proposed amendments to the indentures governing the old notes and the senior notes. As consideration for providing these services, we have agreed to pay Jefferies certain fees, to reimburse its reasonable out-of-pocket expenses and to indemnify it against liabilities, including liabilities they may incur under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Fees and Expenses

     In addition to the fees and expenses payable to Jefferies that are described above, we will pay all other fees and expenses incurred in connection with the recapitalization, including each of the following:

     . fees and disbursements of legal counsel and a financial advisor retained by the ad hoc committee of holders of old notes formed to participate with our representatives in the determination of the terms of the recapitalization,

     . fees and disbursements of our counsel and independent certified public accountants,

     .    SEC registration and NYSE listing fees, and

     . reasonable and customary fees and out-of-pocket expenses incurred by the exchange/solicitation/paying agent for their services in connection with the recapitalization.

     We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer, then the amount of the transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of these taxes or exemption is not submitted with the letter of transmittal and consent form, the amount of these transfer taxes will be billed directly to the tendering holder.

                                    BUSINESS

     Kaiser is a global provider of engineering, construction management, and project and program management services. Kaiser also owns a 50% interest in Kaiser-Hill Company, LLC, which serves as the integrated management contractor at the U.S. Department of Energy's Rocky Flats Environmental Technology Site.

Overview of Services and Markets

     Kaiser's activities are focused on serving clients in five major lines of business: transit and transportation; alumina/aluminum; facilities engineering and management, including wastewater treatment; iron and steel; and microelectronics and clean technology.

     Transit and Transportation - Kaiser's transit and transportation services support the planning, design, engineering, and construction of heavy- and light-rail transit systems, high-speed rail, peoplemovers, bus systems, highways and bridges, and airport improvements. We are developing state-of-the- art transit systems for 20 cities worldwide and designing major highway projects throughout the United States and in selected international markets. Domestic growth is driven by the Federal Transportation Equity Act for the 21st Century. Passed in July 1998, the bill authorized $217 billion of spending during the next six years in transit and highway programs. Significant opportunities also exist internationally as developing countries seek to improve their transit systems. Current projects include transit systems in Seattle, Orlando, Los Angeles, the Philippines, and Turkey; an intercity freight and passenger rail line in Portugal; and multi-million dollar highway and bridge improvements in California, Florida, Massachusetts, and Oklahoma.

     Alumina/Aluminum - Kaiser provides design and construction services for expansion and modernization of some of the world's largest alumina and aluminum facilities in locations from Kentucky to the Middle East and Australia. Our areas of expertise include bauxite mining and handling; alumina refining; aluminum reduction; and fabrication and rolling. Domestic opportunities involve maintaining and retrofitting existing plants and replacing aging production capacity with newer, more efficient, and environmentally responsible facilities. Outside of the United States, there will be greater focus on building new facilities. Current projects include detailed design engineering, procurement, and construction management for the expansion of a $500 million alumina refinery in Western Australia, and engineering and design services for an aluminum expansion project in the mid-western United States.

     Facilities and Water/Wastewater - Kaiser provides engineering services to public- and private-sector clients who need to modernize or maintain facilities; design and build new capacity for the future; or improve existing operations and environmental conditions. Future growth in this area of activity will be based in part on the trend toward outsourcing by both private- and public-sector clients. Kaiser's largest project of this type involves serving, through Kaiser-Hill Company, LLC, as the integrating management contractor at the DOE Rocky Flats site, a former nuclear weapons production facility near Denver, Colorado. In another significant project, Kaiser serves as construction manager for the $3.4 billion Boston Harbor cleanup project that is currently scheduled to continue through December 31, 2002.

     Iron and Steel - Kaiser supports the iron and steel industry by providing traditional services such as engineering, design, and project and construction management for plant expansions, modernizations, and greenfield development. Kaiser is the sole U.S. domestic designer and builder of coke ovens and coke oven machinery, and is active in the development of mini-mills as an alternative, cost-effective method of making steel. For example, we are providing turnkey engineering and construction services for the new $262 million thin-slab casting mini-mill project for Nova Hut, a.s. in Ostrava, Czech Republic.

     Microelectronics and Clean Technology - Kaiser also provides design/build services for the microelectronics, semiconductor, biotechnology, and telecommunication industries. We have constructed or remodeled over seven million square feet of manufacturing, office, and other facilities, including more than 500,000 square feet of cleanrooms, from class 1 to class 10,000. Following a contraction over the past several years, this market is expected to experience growth over the next two years, driven primarily by the automotive industry and advanced technology manufacturers' needs for increased manufacturing capacity and capabilities. A major project is the $219 million semiconductor facility for Motorola in Arizona.

     Kaiser-Hill Company, LLC is equally owned by Kaiser and CH2M Hill Companies Ltd.; Kaiser designates a majority of the members of Kaiser-Hill's Board of Managers. The scope of Kaiser-Hill's contract with the DOE includes all elements of daily and long-term operation of the site, including stabilizing and safely storing more than 14 tons of plutonium, cleaning up areas contaminated with hazardous and radioactive waste, and restoring much of the 6,000-acre site for future use by the public. Kaiser-Hill's contract with the DOE currently expires in September 2000. On July 30, 1999, the DOE announced that it intends to negotiate with Kaiser-Hill for a new contract for services through the closure of the Rocky Flats site in 2006. Such negotiations are expected to begin in early October. The DOE has stated that if a new contract has not been entered into by November 30, 1999, it intends to conduct a competition for the new contract. We can provide no assurance as to Kaiser-Hill's ability to compete for or win a new contract if Kaiser-Hill is unable to enter into a new contract through negotiations.

General Information about Kaiser

     Competition and Contract Award Process

     The market for Kaiser's services is highly competitive. Kaiser competes with many other engineering and construction, program and project management services firms ranging from small firms to large multinational firms having substantially greater financial, management and marketing resources than Kaiser. Other competitive factors include quality of services, technical qualifications, reputation, geographic presence, price, and the availability of key professional personnel.

     Private-Sector Work. Competition for private-sector work generally is based on several factors, including quality of work, reputation, price and marketing approach. Kaiser's objective is to establish and maintain a strong competitive position in its areas of operations by adhering to its basic philosophy of delivering high-quality work in a timely fashion within its clients' budget constraints.

     Public-Sector Work. Most of Kaiser's contracts with public-sector clients are awarded through a competitive bidding process that places no limit on the number or type of offerors. The process usually begins with a government request for proposals that delineates the size and scope of the proposed contract. Proposals are evaluated by the government on the basis of technical merit, including responses to mandatory solicitation provisions, corporate and personnel qualifications, experience, and cost. Kaiser believes that its experience and ongoing work strengthen its technical qualifications and, thereby, enhance its ability to compete successfully for future government work.

     Teaming Arrangements and Joint Ventures. In both the private and public sectors, Kaiser, acting either as a prime contractor or as a subcontractor, may join with other firms to form a team or a joint venture that competes for a single contract or submits a single proposal. Because a team of firms or a joint venture almost always can offer a stronger set of qualifications than any firm standing alone, these arrangements often are very important to the success of a particular competition or proposal. Kaiser maintains a large network of business relationships with other companies and has drawn repeatedly upon these relationships to form winning teams.

     Contract Structure. Kaiser operates under a number of different types of contract structures with its private- and public-sector clients, the most common of which are cost plus and fixed price. Under cost plus contracts, Kaiser's costs are reimbursed with a fee, either fixed or percentage of cost, and/or an incentive or award fee offered to provide inducement for effective project management. A variation of cost plus contracts are time-and-materials contracts under which Kaiser is paid at a specified fixed hourly rate for direct labor hours worked. Under fixed price contracts, Kaiser is paid a predetermined amount for all services provided as detailed in the design and performance specifications agreed to at the project's inception, and under which Kaiser retains more performance risk than under cost plus contracts. While these fixed price contracts can result in higher profit margins, they also can be costly if Kaiser experiences cost overruns that are not recoverable from the client.

     Customers

     Kaiser's domestic clients include the DOE and other federal departments and agencies; major corporations in the energy, transportation, chemical, steel, aluminum, mining, and manufacturing industries; utilities; and a variety of state and local government agencies throughout the United States. The DOE accounted for approximately 54% of Kaiser's consolidated gross revenue for the year ended December 31, 1998, approximately 56% for the year ended December 31, 1997, and approximately 69% for the year ended December 31, 1996. The DOE percentage will increase for fiscal 1999 since Kaiser has disposed of its EFM and Consulting Groups and continues to consolidate in its financial statements the results of Kaiser-Hill Company, LLC.

     Kaiser's international clients include both private firms and foreign government agencies. For the years ended December 31, 1998, 1997, and 1996, foreign clients accounted for approximately 10.1%, 14.2%, and 5.8% of Kaiser's consolidated gross revenue, respectively. Mainly due to the sales of the EFM and Consulting Groups, the Company currently expects this percentage to increase to approximately 35-40% in 1999. For information concerning gross revenue, operating income, and identifiable assets of Kaiser's business by geographic area during 1998, see note 12 to the consolidated financial statements included in Kaiser's 1998 Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference into and delivered with this prospectus.

     Backlog

     Backlog refers to the aggregate amount of gross contract revenue remaining to be earned pursuant to signed contracts extending beyond one year. Kaiser ended 1998 with $3.2 billion in contract backlog. The reduction from $4.1 billion of backlog at December 31, 1997 is due primarily to the completion of another year of the Kaiser-Hill Rocky Flats contract, resulting in the conversion of approximately $632.6 million of the 1997 backlog into revenue in 1998. The backlog of the EFM and Consulting Groups totaled $659 million and $540 million, respectively, at December 31, 1998. Kaiser expects to work off 42% of the $2 billion engineering and construction and Kaiser-Hill backlog during 1999.

     Kaiser ended the second quarter of 1999 with approximately $900 million in contract backlog for its continuing operations; $650 million for Kaiser-Hill and $250 million for the Engineering and Construction Group.

     Kaiser believes that backlog is not a predictor of future gross or service revenue. Most of Kaiser's backlog relates to the Kaiser-Hill Rocky Flats contract. With the dispositions of the EFM and Consulting Groups, which were involved, to a significant extent, in providing services to the Federal government, backlog is less of an indicator of future revenue than was the case prior to those dispositions.

     Potential Liabilities Involving Clients and Third Parties

     In performing services for its clients, Kaiser could potentially be liable for breach of contract, personal injury, property damage, and negligence, including improper or negligent performance or design, failure to meet specifications, and breaches of express or implied warranties. The damages available to a client, should it prevail in its claims, are potentially large and could include consequential damages.

     Under Kaiser-Hill's contract with the DOE, Kaiser-Hill is not responsible for, and the DOE pays all costs associated with, any liability, including without limitation, a claim involving strict or absolute liability and any civil fine or penalty, expense, or remediation cost, but limited to those of a civil nature, which may be incurred by, imposed on, or asserted against Kaiser-Hill arising out of any act or failure to act, condition, or exposure which occurred before Kaiser-Hill assumed responsibility on July 1, 1995 ("pre- existing conditions"). To the extent the acts or omissions of Kaiser-Hill constitute willful misconduct, lack of good faith, or failure to exercise prudent business judgment on the part of Kaiser-Hill's managerial personnel and cause or add to any liability, expense, or remediation cost resulting from pre- existing conditions, Kaiser-Hill is responsible, but only for the incremental liability, expense, or remediation caused by Kaiser-Hill.

     The Kaiser-Hill contract further provides that Kaiser-Hill will be reimbursed for the reasonable cost of bonds and insurance allocable to the Rocky Flats contract and for liabilities and expenses incidental to these liabilities, including litigation costs, to third parties not compensated by insurance or otherwise. The exception to this reimbursement provision applies to liabilities caused by the willful misconduct or lack of good faith of Kaiser-Hill's managerial personnel or the failure to exercise prudent business judgment by Kaiser-Hill's managerial personnel.

     Insurance

     Kaiser has a comprehensive risk management and insurance program that provides a structured approach to protecting Kaiser. Included in this program are coverages for:

     .    general, automobile, pollution impairment, and professional liability;

     .    workers' compensation; and

     .    employers and property liability.

Kaiser believes that the insurance it maintains, including self-insurance, is in amounts and protects against risks as is customarily maintained by similar businesses operating in comparable markets. At this time, Kaiser expects to continue to be able to obtain insurance in amounts generally available to firms in its industry. There can be no assurance that this situation will continue, and if insurance of these types is not available, it could have a material adverse effect on Kaiser.

     Kaiser has pollution insurance coverage on a claims-made basis, in amounts and on terms that are economically reasonable, against possible liabilities that may be incurred in connection with its conduct of its environmental business.
An uninsured claim arising out of Kaiser's environmental activities, however, if successful and of sufficient magnitude, could have a material adverse effect on Kaiser.

     Government Regulation

     In the past, Kaiser had a number of cost-reimbursement contracts with the U.S. government, the costs of which are subject to audit by the U.S. government. Most of these contracts were held by Kaiser's former EFM and Consulting Groups, but Kaiser has retained many of the liabilities associated with the pre-closing performance of these contracts. As a result of pending audits related to fiscal year 1986 forward, the government has asserted, among other things, that some costs claimed as reimbursable under government contracts either were not allowable or not allocated in accordance with federal procurement regulations. Kaiser is actively working with the government to resolve these issues. Kaiser has provided for its estimate of the potential effect of issues that have been quantified, including its estimate of disallowed costs for the periods currently under audit and for periods not yet audited. Many of the issues, however, have not been quantified by the government or Kaiser, and others are qualitative in nature, and their potential financial impact, if any, is not quantifiable by the government or Kaiser at this time. This provision will be reviewed periodically as discussions with the government progress.

     Kaiser may, from time to time, either individually or in conjunction with other government contractors operating in similar types of businesses, be involved in U.S. government investigations for alleged violations of procurement or other federal laws and regulations. Kaiser currently is the subject of a number of U.S. government investigations and is cooperating with the responsible government agencies involved. No charges presently are known to have been filed against Kaiser by these agencies.

     Employees

     As of June 30, 1999 Kaiser had approximately 3,300 employees, and Kaiser believes that its relations with its employees are good. Of this total, approximately 1,700 persons are employed at Kaiser-Hill's Rocky Flats site in Colorado. Approximately 1,300 of the Rocky Flats employees are represented by the United Steelworkers of America, Local 8031. Almost all of the union employees are contracted out to other companies working at Rocky Flats. Kaiser believes that its relations with the union are good.

Corporate History and Properties

     ICF Kaiser International, Inc. is a Delaware corporation incorporated in 1987 under the name American Capital and Research Corporation. It is the successor to ICF Incorporated, a nationwide consulting firm organized in 1969. In 1998 Kaiser acquired the Kaiser Engineers business, which dates from 1914. In the near future, Kaiser plans to change its name to Kaiser Group International, Inc. and its ticker-symbol to "KSR." The name of its principal operating subsidiary in the United States will be changed to Kaiser Engineers, Inc.

     Kaiser's activities are carried out through operating subsidiaries and more than 30 offices throughout the world. Kaiser's headquarters are located at 9300 Lee Highway, Fairfax, Virginia 22031-1207, and its telephone number is (703) 934-3600. Kaiser's operations are organized into North American and International regions. The North American regional headquarters is located in Fairfax, Virginia, and the International regional headquarters is located at Q.V. 1 Building, George's Terrace, Perth WA 6000 Australia, telephone 61-89-366-5366.

     Kaiser's operations are conducted in leased facilities or in facilities provided by the Federal government or other clients. Because Kaiser's operations generally do not require the maintenance of unique facilities, suitable office space is available for lease in all of the geographic areas currently served. Kaiser believes that adequate space to conduct its operations will be available for the foreseeable future. For information concerning an investment by Kaiser in Fairfax, Virginia land and buildings where Kaiser's headquarters are located, see notes 4 and 9 to the consolidated financial statements included in Kaiser's 1998 Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference into and delivered with this prospectus.

Legal Proceedings

     In the course of Kaiser's normal business activities, various claims or charges have been asserted and litigation commenced against Kaiser arising from or related to properties, injuries to persons, and breaches of contract, as well as claims related to acquisitions and dispositions. Claimed amounts may not bear any reasonable relationship to the merits of the claim or to a final court award. In the opinion of management, an adequate reserve has been provided for final judgments, if any, in excess of insurance coverage, that might be rendered against Kaiser in the event of litigation. See "Risk Factors" and note 7 to the consolidated financial statements included in Kaiser's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, which is incorporated by reference into and delivered with this prospectus for a description of certain pending legal proceedings.


                                   MANAGEMENT

     During 1999, Kaiser implemented certain changes in its executive management. These changes were made in light of the changes in Kaiser's business focus that resulted from its sale of the EFM and Consulting Groups, and in order to manage Kaiser's operations during what is expected to be a period of significant change, including the recapitalization described in this prospectus. The following individuals currently serve as the principal executive officers of
Kaiser:

     James J. Maiwurm, 50, Chairman of the Board, President and Chief Executive Officer. Mr. Maiwurm has been President and Chief Executive Officer of Kaiser since April 19, 1999. Mr. Maiwurm was elected to, and as Chairman of, the Board of Directors of Kaiser on June 7, 1999. Mr. Maiwurm serves as Managing Member of the board of managing directors of Kaiser-Hill Company, LLC, the joint venture that conducts the performance based integrating management services at the Department of Energy's Rocky Flats Environmental Technology Site near Denver, Colorado. From August 1998 until elected as Kaiser's President and Chief Executive Officer, Mr. Maiwurm was a partner of Squire Sanders & Dempsey L.L.P., Washington, D.C., and prior to August 1998 was a partner of Crowell & Moring LLP, Washington, D.C. Both law firms served as counsel to Kaiser. Mr. Maiwurm is a member of the Board of Trustees of Davis Memorial Goodwill Industries, Washington, D.C., a non-profit entity, and is a member of the board of directors of Workflow Management, Inc., an integrated graphic arts company providing documents, envelopes and commercial printing to businesses in North America, the stock of which is traded on the Nasdaq National Market System. Mr. Maiwurm graduated from the College of Wooster (B.A.) and the University of Michigan Law School (J.D.).

     S. Robert Cochran, 46, Executive Vice President and President, North America. Mr. Cochran has been President, North America for ICF Kaiser International, Inc. since April 1999. Mr. Cochran serves on the board of managing directors of Kaiser-Hill Company, LLC, the joint venture that conducts the performance based integrating management services at the Department of Energy's Rocky Flats Environmental Technology Site near Denver, Colorado. Prior to that, he was Senior Vice President for Business Development for Kaiser's former EFM Group. Before joining Kaiser in 1995, Mr. Cochran was Senior Vice President of Hazwaste Industries, Inc. & Earth Technology Incorporated, focusing primarily on business development in the hazardous and radioactive site cleanup area. He was Senior Vice President and partner with Interface Incorporated; served as Vice President of PEI/IT; was senior project and geotechnical group manager with JRB/SAIC; and for Versar, Inc., worked as a senior project geologist. He received a B.S. in Geology from James Madison University and is a registered professional geologist.

     Richard A. Leupen, 45, has been Executive Vice President and President, International of Kaiser since April 1999. Prior thereto, he was President of the Engineers & Constructors Group of Kaiser from August 1998. Mr. Leupen has held senior management positions in Kaiser's former Engineers & Constructors Group since 1995. Prior to joining Kaiser, Mr. Leupen worked for Protech Pty. Ltd. Mr. Leupen also serves as Managing Director of KWP Kenwalt Australia Pty. Limited, and as a director of Weda Bay Minerals Ltd. (Calgary), Strand Mining Pte. Ltd. (Singapore) Pty. Limited, Strand Management Pty. Limited as well as serving as a director of a number of Kaiser subsidiaries and affiliates. Mr. Leupen graduated from the University of South Wales in Australia (B.S.).

     Timothy P. O'Connor, 34, Executive Vice President and Chief Financial Officer. Mr. O'Connor has been Executive Vice President and Chief Financial Officer of ICF Kaiser International, Inc. since 1999. He had been Treasurer of Kaiser since May 1997 and has been employed by Kaiser in various financial positions since 1995. From 1990 until 1995, Mr. O'Connor was employed by Lockheed Martin Corporation of Bethesda, Maryland, where he held a number of financial positions. Prior to that, Mr. O'Connor worked for General Electric Company and Lazard Freres and Co. of New York. Mr. O'Connor, who is a Certified Cash Manager, graduated from the University of Delaware (B.S.).


                             UNITED STATES FEDERAL
                           INCOME TAX CONSIDERATIONS

     The following discussion sets forth the opinion of Squire, Sanders & Dempsey L.L.P, counsel to Kaiser, regarding the material United States federal income tax consequences to holders of old notes and senior notes resulting from the exchange, the cash purchase pursuant to the asset sale offer, and the consent solicitations and payment. The summary assumes that holders hold the old notes, senior notes, preferred stock, warrants and secured notes, if issued, as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. Further, this summary assumes that the old notes are treated as debt and not equity for United States federal income tax purposes. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to holders who may be subject to special federal income tax laws, such as dealers in securities, financial institutions, life insurance companies, individuals who are not citizens or residents of the United States or corporations, partnerships or other entities that are not organized under the laws of the United States or any political subdivision, or persons that hold the old notes, the senior notes, the preferred stock, the warrants or the secured notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction. In addition, the following discussion does not consider the effect of any applicable foreign, state or local tax laws.

     The discussion below is based upon the current provisions of the Internal Revenue Code, existing and proposed Treasury Regulations promulgated under the Internal Revenue Code, rulings of the Internal Revenue Service and judicial decisions now in effect as of the date of this prospectus. Such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those described below.

     As discussed below, the exchange, together with the cash purchase of old notes, should constitute a recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code. However, Kaiser will not seek a ruling from the Internal Revenue Service regarding any of the tax issues described in this summary, including the tax treatment of the exchange and cash purchase as a recapitalization. Moreover, as noted in the discussion, issues relevant to the federal income tax consequences of some matters are factual in nature, and other issues involve areas of law that are ambiguous or with respect to which legal authority is lacking and as to which limited guidance is available. It is possible, for example, that the Internal Revenue Service may challenge the treatment of the exchange and cash purchase of old notes as a recapitalization and assert either that the exchange and cash purchase must be treated independently for federal income tax purposes and/or that the exchange is a taxable transaction because the old notes do not constitute "securities" or because of other legal positions. Consequently, there can be no assurance that the Service will not challenge one or more of the tax consequences described in this summary.

     This section does not purport to deal with all aspects of United States federal income taxation that, because of specific circumstances applicable to a holder, might be relevant to a holder's decision to participate in the exchange, a cash purchase pursuant to the asset sale offer, or the consent solicitations and payment or to the ownership and disposition of the preferred stock, warrants and secured notes. Holders are urged to consult their tax advisors concerning the United States federal income tax considerations that may be specific to them as well as any tax consequences arising under the laws of any other taxing jurisdiction.

Tax Consequences to the Holders Upon the Exchange and Cash Purchase of Old Notes

     Importance of Whether the Old Notes Constitute "Securities." The federal income tax consequences to the holders of old notes will depend, in part, on whether the old notes constitute "securities" for federal income tax purposes. The term "security" is not defined in the Internal Revenue Code or in the Treasury Regulations and has not been clearly defined in court decisions. Although there are a number of factors that may affect the determination of whether a debt instrument is a "security," one of the most important factors is the original term of the instrument, or the length of time between the issuance of the instrument and its maturity. In general, instruments with an original term of more than ten years are likely to be treated as "securities," and instruments with an original term of less than five years are unlikely to be treated as "securities." Because the term of the old notes is between five and ten years, it is impossible to be certain regarding the treatment of such old notes as "securities." Nevertheless, although the issue is not free from doubt, the old notes should constitute "securities" for federal income tax purposes. BECAUSE THE ISSUE IS UNCERTAIN, HOLDERS ARE URGED TO CONSULT WITH THEIR TAX ADVISORS AS TO THE PROPER TREATMENT OF THE OLD NOTES.

     Treatment of the Exchange and the Purchase of Old Notes as a Recapitalization Under Internal Revenue Code Section 368. Assuming that the old notes are treated as securities, the exchange of old notes for preferred stock, warrants and secured notes, if issued, and the purchase by Kaiser of old notes for cash should be treated together as a recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code. The secured notes likely will not be considered "securities" for federal income tax purposes. If the exchange and purchase together qualify as a recapitalization, a holder that both exchanges old notes for preferred stock, warrants and secured notes, if issued, and sells old notes pursuant to the asset sale offer by Kaiser will recognize gain, but not loss, generally equal to the lesser of:

     . the amount of cash received in the purchase of old notes and the fair market value of secured notes, if issued, received in the exchange, or

     . the amount of gain realized in the purchase and exchange, which is the excess, if any, of

        . the sum of the cash received in the purchase of old notes plus the total of the fair market values of the preferred stock, warrants and secured notes, if issued, received in the exchange over

        . the holder's aggregate adjusted tax basis in the old notes purchased and exchanged.

A holder that only exchanges old notes for preferred stock, warrants and secured notes, if issued, will recognize gain, but not loss, generally equal to the lesser of:

     . the fair market value of the secured notes, if issued, received in the exchange, or

     . the amount of gain realized in the exchange, which is the excess, if any, of

        . the total of the fair market values of the preferred stock, warrants and secured notes, if issued, received in the exchange over

        .  the holder's aggregate adjusted tax basis in the old notes exchanged.

     Any recognized gain will generally be treated as capital gain and will be long-term capital gain if the holder held the old notes for more than 12 months. If, however, a holder purchased the old notes at a market discount within the meaning of Internal Revenue Code Section 1278, any gain recognized will be treated as ordinary income to the extent of the accrued market discount on the old notes.

     A holder who participates in the purchase and exchange will generally have a tax basis in the preferred stock and warrants received in the exchange equal to the holder's adjusted tax basis in the old notes purchased and exchanged, decreased by the sum of the amount of cash received in the purchase and the fair market value of the secured notes, if issued, received in the exchange, and increased by the amount of gain, if any, recognized in the purchase and exchange. That basis will be allocated between the preferred stock and warrants in proportion to their relative fair market values. A holder will have a basis in the secured notes, if issued, equal to their fair market value at the time of the exchange. A holder's holding period for the preferred stock and warrants will include the holding period for the old notes purchased and exchanged. A holder's holding period for the secured notes, if issued, will begin following the day of the exchange.

     A holder who participates only in the exchange will generally have a tax basis in the preferred stock and warrants received in the exchange equal to the holder's adjusted tax basis in the old notes exchanged, decreased by the fair market value of the secured notes, if issued, received in the exchange, and increased by the amount of gain, if any, recognized in the exchange. That basis will be allocated between the preferred stock and warrants in proportion to their relative fair market values on the date of the exchange. A holder will have a basis in the secured notes, if issued, equal to their fair market value at the time of the exchange. A holder's holding period for the preferred stock and warrants will include the holding period for the old notes exchanged. A holder's holding period for the secured notes, if issued, will begin following the day of the exchange.

     Treatment of the Exchange as a Recapitalization Under Internal Revenue Code
Section 368 But Treatment of the Purchase of Old Notes as a Separate Transaction. It is possible that the Internal Revenue Service could successfully claim that the purchase of old notes and the exchange must be treated independently of each other for federal income tax purposes. In that event, if the exchange qualifies as a recapitalization, a holder that exchanges old notes for preferred stock, warrants and secured notes, if issued, will recognize gain, but not loss, generally equal to the lesser of:

     . the fair market value of the secured notes, if issued, received in the exchange, or

     . the amount of gain realized in the exchange, which is the excess, if any, of

        . the total of the fair market values of the preferred stock, warrants and secured notes, if issued, received in the exchange over

        .  the holder's aggregate adjusted tax basis in the old notes exchanged.

The holder's aggregate tax basis in the preferred stock and warrants received in the exchange will generally be equal to the holder's adjusted tax basis in the old notes exchanged, decreased by the fair market value of the secured notes, if issued, received in the exchange, and increased by the amount of gain, if any, recognized in the exchange. That basis will be allocated between the preferred stock and warrants in proportion to their relative fair market values on the date of the exchange. A holder will have a basis in the secured notes, if issued, equal to their fair market value at the time of the exchange. A holder's holding period for the preferred stock and warrants will include the holding period for the old notes exchanged. A holder's holding period for the secured notes, if issued, will begin following the day of the exchange.

     Further, if the Internal Revenue Service successfully claims that the purchase of old notes and the exchange must be treated independently of each other for federal income tax purposes, a holder whose old notes are purchased will recognize an amount of gain or loss generally equal to the amount of cash received minus the holder's adjusted tax basis in the old notes purchased. Subject to the market discount rules discussed above, any recognized gain or loss would generally be treated as capital gain or loss and would be long-term capital gain or loss if the holder held the old notes for more than 12 months.

     Treatment of the Exchange as a Taxable Exchange. Assuming that the old notes constitute "securities" for federal income tax purposes, the purchase of old notes and the exchange will constitute a recapitalization under Internal Revenue Code Section 368 resulting in the federal income tax consequences discussed above under "Treatment of the Exchange and Purchase of Old Notes as a Recapitalization Under Internal Revenue Code Section 368." However, Kaiser will not seek a ruling from the Internal Revenue Service regarding the treatment of the old notes as "securities," and it is possible that the Internal Revenue Service may challenge this treatment. If this challenge were successful, the exchange would be considered a taxable exchange with the likely result that a holder would recognize gain or loss upon the exchange, in addition to any gain or loss recognized on the purchase, generally equal to the difference between:

     . the sum of the fair market values of the preferred stock, warrants and secured notes, if issued, received in the exchange, and

     .  the holder's adjusted tax basis in the old notes exchanged.

     Subject to the market discount rules discussed above, any recognized gain or loss would generally be treated as capital gain or loss and would be long-term capital gain or loss if the holder held the old notes for more than 12 months. A holder's tax basis in the preferred stock, warrants and secured notes, if issued, would equal their respective fair market values, and their holding period would begin following the day of the exchange.

     Payment of Accrued Interest on Old Notes. Regardless of the treatment of the purchase and exchange as described above, a holder, in addition to any gain recognized as a result of the purchase and exchange, will recognize ordinary income attributable to any consideration received as payment for accrued interest on the old notes that was not previously included in the holder's income. Holders that have already included the accrued interest in income will not recognize any additional income as a result of the consideration received as payment for the accrued interest on the old notes.

     For federal income tax purposes, it is unclear how much, if any, of the cash payment in the purchase and the preferred stock, warrants and secured notes issued in the exchange should be allocated to accrued interest. Consistent with the form of the transaction to be consummated as part of the solicitation, Kaiser intends to take the position for tax and accounting purposes, and for purposes of backup withholding and information reporting, that approximately $______ of the cash paid and $_____ in value of the preferred stock, warrants and secured notes issued in the exchange will be paid to holders as payment for accrued interest on the old notes.

     By participating in the purchase and/or exchange, a holder agrees to allocate the cash, preferred stock, warrants and secured notes, if issued, received for the principal amount of the old notes and accrued and unpaid interest in the same manner in which Kaiser will make this allocation. It is possible, however, that the Internal Revenue Service may challenge this allocation and require a holder to allocate the cash, preferred stock, warrants and secured notes received first to accrued and unpaid interest on all of the old notes held by the holder, and allocate any remaining cash, preferred stock, warrants and secured notes to the principal amount of the old notes. This will have the effect of causing a cash basis holder to report a greater portion of the accrued interest on its old notes as ordinary income. In calculating the amount of gain or loss recognized on the purchase or exchange as described above, the amount of cash, preferred stock, warrants and secured notes, if issued, allocated to accrued interest will not be taken into account.

     Economic Accrual of Redemption Premium on Preferred Stock. The preferred stock will be redeemable, in whole or in part, at the option of Kaiser at any time following the exchange. In addition, upon the occurrence of a change of control, Kaiser is required to offer to purchase the preferred stock. The issue price of such preferred stock is generally the stock's fair market value as of the issue date. For federal income tax purposes, if a corporation issues preferred stock that may be redeemed at a price that is more than a de minimis amount higher than its issue price, the difference is treated as a "redemption premium" that is taxable to the holder on an annual economic accrual basis, which is commonly referred to as a constant-yield-to-maturity basis. In such event, the holder's tax basis in the preferred stock will increase by the amount included in the holder's gross income as accrued redemption premium.

     Where as in this case the preferred stock is optionally redeemable by Kaiser at any time and is subject to a mandatory purchase offer upon a change of control, the determination of the redemption premium and the period over which that redemption premium is accrued and taxable to the holder is determined based on the date that redemption is most likely to occur, provided redemption is more likely than not to occur at some time. Kaiser believes that the most likely date of redemption of the preferred stock is December 31, 2001, at which time the preferred stock will be redeemable at 100% of its liquidation preference. Accordingly, the redemption premium will be the excess of 100% of the liquidation preference of the preferred stock over the fair market value of that stock on its date of issuance. Kaiser is required to and will provide information relating to the accrual of redemption premium to the Internal Revenue Service and make this information available to holders. A holder is required to report the accrued redemption premium for federal income tax purposes consistently with this information unless the holder explicitly discloses to the Internal Revenue Service that its determination of accrued redemption premium differs from that of Kaiser.

     Original Issue Discount on Secured Notes, If Issued.   The Secured Notes,
if issued, may have "original issue discount." Original issue discount is the excess of the stated redemption price at maturity of the secured notes over their issue price. The issue price of the secured notes, if issued, will equal:

     . their fair market value if the secured notes are treated as traded on an established market within the meaning of the Treasury Regulations,

     . the excess of the fair market value of the old notes over the fair market value of the preferred stock and warrants issued in the exchange, but only if the secured notes are not treated as traded on an established market and the old notes, preferred stock and warrants are treated as so traded, or

     . the stated principal amount of the secured notes, if neither of the previous two alternatives applies.

   For federal income tax purposes, original issue discount that exceeds a de minimis amount accrues to a holder of a secured note over the period to maturity based on the constant yield to maturity method, compounded semi-annually, or over such shorter permitted compounding interval selected by the holder. With respect to an original holder of a secured note, the portion of original issue discount that accrues during the period such holder owns the secured note:

     . is includable in that holder's gross income for federal income tax purposes and

     . is added to that holder's tax basis for purposes of determining gain or loss on the maturity, redemption, prior sale or other disposition of that secured note.

     Disposition of Preferred Stock, Warrants, or Secured Notes. A holder generally will recognize gain or loss upon the sale, exchange, redemption or other disposition of the preferred stock, warrants, or secured notes equal to the difference between the amount realized on the disposition and the holder's adjusted tax basis in the preferred stock, warrants, or secured notes, as applicable. The gain or loss recognized on such a disposition generally will be capital gain or loss and will be long-term capital gain or loss if the holder's holding period for the preferred stock, warrants, or secured notes, as applicable, is more than 12 months. However, an amount of gain up to the amount accrued market discount, if any, on the old notes at the time of the exchange will be treated as ordinary income, assuming the exchange was treated as a recapitalization under Internal Revenue Code Section 368.

     Exercise of Conversion Option. A holder generally will not recognize gain or loss upon the conversion of shares of preferred stock into shares of common stock. However, any common stock attributable to dividend arrearages on the preferred stock at the time of the conversion will generally be treated as a taxable dividend to the holder. A holder's tax basis in the common stock will generally equal the holder's adjusted tax basis in the preferred stock exchanged. A holder's holding period for the common stock will include the holding period for the preferred stock exchanged.

     Exercise of Warrants. A holder will not recognize gain or loss upon the exercise of the warrants. Following exercise of the warrants, a holder's tax basis in any common stock for which the holder paid a cash exercise price should equal the holder's adjusted tax basis in the warrants exercised, increased by the exercise price. A holder's holding period for any common stock for which the holder paid a cash exercise price should commence on the day following the day that the warrants are exercised. A holder's tax basis in any common stock acquired upon exercise of the warrants using preferred stock to pay the exercise price should generally equal the holder's aggregate adjusted tax basis in the preferred stock so used plus the holder's tax basis in the warrants exercised.
A holder's holding period for any common stock acquired upon exercise of the warrants using preferred stock to pay the exercise price should include the holder's holding period for the preferred stock so used.

Solicitation of the Consents of Holders

     Concurrently with the exchange offer, Kaiser will solicit the consents of the holders of the old notes to remove some covenants in the old notes indenture and will solicit the consents of the holders of the senior notes to amend some covenants in the senior notes indenture. The federal income tax consequences to holders will depend upon whether removal or amendment of the covenants results in a deemed exchange of "new" or modified notes for the "original" notes. Treasury Regulations promulgated under Section 1001 of the Internal Revenue Code provide that such a deemed exchange occurs if a "significant modification," as described in the Treasury Regulations, in the terms of the debt instrument has occurred, taking into account all relevant facts and circumstances.

     The Treasury Regulations provide that a modification to a debt instrument that adds, deletes, or alters customary accounting or financial covenants is not a significant modification giving rise to a deemed exchange. Based on these Regulations, the removal of the covenants from the old notes indenture and the amendment of the covenants in the senior notes indenture will not constitute a significant modification of the old notes or the senior notes. Accordingly, the removal of the covenants from the old notes indenture and the amendment of the covenants in the senior notes indenture will not result in a taxable exchange of the old notes or the senior notes under Internal Revenue Code Section 1001.

Backup Withholding and Information Reporting

     Under some circumstances, a holder may be subject to backup withholding at a 31% rate on payments received in the purchase or exchange and with respect to the preferred stock and warrants issued in the exchange. This withholding generally applies only if the holder:

     . fails to furnish the holder's social security or other taxpayer identification number,

     .  furnishes an incorrect taxpayer identification number,

     . is notified by the Internal Revenue Service that the holder has failed to report payment of interest and dividends properly and the Internal Revenue Service has notified Kaiser that the holder is subject to backup withholding, or

     . fails, under some circumstances, to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number provided is the holder's correct number and that the holder is not subject to backup withholding.

     Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against the holder's federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. Some holders, such as corporations and financial institutions, are not subject to backup withholding. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption.

     Because the purchase and exchange should be treated as a recapitalization under Internal Revenue Code Section 368, holders will be required to file information regarding the purchase and exchange in connection with filing their federal income tax returns for the period in which the purchase and exchange occur.

Tax Consequences to Kaiser Upon the Purchase and Exchange

     Discharge of Indebtedness. The principal amount of Kaiser's aggregate outstanding indebtedness will be reduced upon the purchase and exchange. Generally, the cancellation or other discharge of indebtedness triggers ordinary income to a debtor unless payment of the liability would have given rise to a deduction. The amount of the discharge of indebtedness income generally will be equal to the excess of the adjusted issue price, as defined in Treasury Regulation Section 1.1275-1(b), of the indebtedness discharged over the aggregate value of cash and other property, including the preferred stock, warrants, and secured notes transferred in satisfaction of the indebtedness.

     However, Kaiser may not realize taxable income from discharge of indebtedness if the discharge of indebtedness occurs while Kaiser is "insolvent," as defined in Internal Revenue Code Section 108(d)(3). Instead, to the extent that the amount of the discharge of indebtedness does not exceed the amount by which Kaiser is insolvent, certain tax attributes, including net operating losses, otherwise available to Kaiser will be reduced, generally by the amount that would otherwise be included as ordinary income. These attribute reductions will generally have the effect of increasing Kaiser's federal income tax liability in subsequent taxable years. The extent, if any, to which Kaiser is insolvent is determined for this purpose immediately before the discharge of indebtedness.


                  DESCRIPTION OF CONVERTIBLE PREFERRED STOCK

     General. We are offering 650,000 shares of convertible preferred stock as part of the exchange offer.

     Liquidation Preference. Each share of preferred stock will have a liquidation preference of $100, with an aggregate liquidation preference of $65 million plus accrued interest on the old notes through the date of the closing. This means that, if Kaiser is liquidated, dissolved or wound up, each holder of a share of preferred stock will be entitled to be paid the per share liquidation preference plus accrued interest on a pro rata basis. As a holder of preferred stock, you will not be entitled to any further payment.

     If the assets remaining after distribution to holders of debt and other obligations are insufficient to pay all of the holders of preferred stock, any remaining assets will be distributed on a proportionate basis to the holders of preferred stock. In a liquidation, holders of preferred stock must be paid before any holders of Kaiser common stock and other junior securities receive any payments for their shares.

     Rank. The preferred stock will rank ahead of Kaiser's common stock. It is not expected that there will be other classes of preferred stock immediately after the recapitalization. The Kaiser Board of Directors could at any time after the recapitalization authorize the issuance of preferred stock that ranks equal with the preferred stock. However, it may not authorize the issuance of preferred stock that ranks senior to the preferred stock without the consent of holders of two-thirds of the preferred stock.

     Dividends. Cumulative dividends on the preferred stock will be payable in cash at an initial rate per year equal to 4.75% of the liquidation preference per share. We will pay dividends quarterly commencing on the closing date. The dividend rate on the preferred stock will increase to 12% after December 31, 2001.

     If we fail for any reason to pay a dividend in cash in any quarter, and if we fail to pay the delinquent dividend and the current dividend in the following quarter, holders of the preferred stock will have the right to appoint two additional directors for the two dividends missed and one additional director if any future dividend payment is missed, up to a maximum of three additional directors. The size of our Board of Directors will be expanded accordingly. Unpaid dividends will accrue as additional dividends at 12% per year, which amount will be added to the liquidation preference.

     Conversion. The preferred stock will be convertible into our common stock at the option of the holder, subject to prior redemption, at any time following December 31, 2001. The conversion price will be equal to the average closing price of our common stock for the 20 consecutive trading days preceding the conversion election.

     Redemption. We will have the option to redeem the preferred stock, in whole or in part, following the consummation of the exchange offer at:

     .   90% of the liquidation preference until June 30, 2001,

     . 95% of the liquidation preference from June 30, 2001 to December 31, 2001, and

     .   100% of the liquidation preference from and after December 31, 2001.

Holders will be entitled to convert into common stock prior to redemption if the preferred stock is then convertible into common stock.

     Change of Control Put. If there is a change of control, we must give holders of preferred stock the opportunity to sell us their preferred stock at 101% of the liquidation preference plus accumulated and unpaid dividends. If we fail to make the offer, the preferred stock will become immediately convertible into common stock at $.01 per share and will be entitled to appoint two additional directors, and the dividend rate will immediately increase to 14%.

     Voting Rights. In addition to its special voting rights with respect to a class vote on directors and special voting rights regarding mergers and liquidations where the holders of the preferred stock do not receive the liquidation preference, the holders of the preferred stock are entitled to vote with holders of the common stock on all matters submitted to a vote of our stockholders. Each share of preferred stock will be entitled to one vote for each preferred share until the time it is converted, at which point holders will be entitled to the number of votes corresponding to the number of shares into which the preferred stock may be converted. Prior to conversion and assuming the reverse split of the common stock is implemented, the preferred stock will represent approximately 12% of the total voting power of the common and preferred stock. If Kaiser or any of its affiliates holds any preferred stock, they will not be entitled to vote that preferred stock on these matters. The terms of the preferred stock may only be amended with a two-thirds affirmative vote of the holders of preferred stock.

     If the stockholders of Kaiser do not approve the "shareholder democracy" amendments to Kaiser's certificate of incorporation and bylaws at the 1999 Annual Meeting of Shareholders, the holders of preferred stock will be entitled to vote, at any annual or special meeting, on all matters submitted to a vote of our stockholders, the number of shares of common stock into which the preferred stock is convertible as if the preferred stock had been converted. See "Description of Common Stock - Summary of Proposed Amendments to Kaiser's Certificate of Incorporation and Bylaws."

     Protective Provisions. Kaiser may not issue senior preferred stock or some types of additional indebtedness without the consent of holders of two-thirds of the preferred stock or the unanimous consent of the directors elected by the preferred stock.

     Warrant Exercise Provision. The preferred stock may be "useable" in the exercise of the warrants at a value equal to the liquidation preference, plus accrued and unpaid dividends, if any.

                            DESCRIPTION OF WARRANTS

     General. We are offering an aggregate of up to .882 million warrants which will entitle the holders to purchase 15% of our common stock on a fully diluted basis, to be issued upon consummation of the recapitalization.

     Exercise Price. The exercise price of the warrants will be equal to the average closing price of our common stock for the first 20 consecutive trading days following consummation of the exchange offer.

     Fractional Interests. No fractional shares of common stock will be issued upon exercise of the warrants. We will pay to the holder of a warrant at the time of exercise an amount in cash equal to the current market value of any fractional share of Kaiser common stock less a corresponding fraction of the exercise price.

     No Voting Rights. The holders of the warrants will have no right to vote on matters submitted to the stockholders of Kaiser.

     No Dividends or Rights to Share in Assets. The holders of the warrants will have no right to receive dividends. Also, the holders of the warrants will not be entitled to share in the assets of Kaiser if Kaiser is liquidated, dissolved or wound up. If a bankruptcy or reorganization action is commenced by or against Kaiser, a bankruptcy court may hold that unexercised warrants are executory contracts that may be subject to rejection by Kaiser with approval of the bankruptcy court. If this happened, the holders of warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of a bankruptcy case than they would be entitled to if they had exercised their warrants prior to the commencement of the bankruptcy case.

     Procedures for Exercise. You can exercise a warrant by surrendering to Kaiser the warrant certificate evidencing the warrant to be exercised, and delivering a form of election to purchase that is properly completed together with the exercise price. You can pay the exercise price in cash or by certified or official bank check payable to Kaiser. Alternatively, a holder can exercise a warrant by using preferred stock issued in the exchange offer, at a value equal to the liquidation value plus accrued and unpaid dividends.

     After a holder has surrendered warrant certificates and paid the exercise price, Kaiser will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole shares of Kaiser common stock to which the holder is entitled. If less than all of the warrants evidenced by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining number of warrants.

     Warrant Expiration. The warrants will expire on December 31, 2004 if they have not been exercised prior to this date.

     Registration. The warrants and the common stock underlying the warrants will be registered under the Securities Act at the time of the recapitalization.

     Adjustments. The number of shares of Kaiser common stock that you can purchase upon exercise of the warrants and the exercise price will be subject to customary anti-dilution provisions.

     If Kaiser is subject to a merger, or all or substantially all of Kaiser's assets are sold, each warrant will be exercisable for the right to receive the kind and amount of securities, cash, or property to which the holder would have been entitled if the warrants had been exercised immediately prior to the merger or sale.

                         DESCRIPTION OF SECURED NOTES

     General.  Kaiser will issue up to $10 million of secured notes if:

     . the new credit facility requires cash collateral in connection with the Nova Hut collateral obligations, or

     . we are required to make an additional capital contribution to Kaiser-Hill Company, LLC.

In such an event, we would retain up to $10 million of cash to collateralize the letter of credit or make the additional capital contribution and would issue the secured notes to tendering holders in an equal amount.

     Purpose. The secured notes, if issued, would replace funds otherwise available for the asset sale offer but required to cash collateralize the letter of credit for the Nova Hut project or make the additional Kaiser-Hill capital contribution.

     Interest. The interest on the secured notes will be set at a rate mutually agreed upon by Kaiser and the holders of old notes.

     Maturity. The secured notes will mature on June 30, 2001 or, if used to collateralize the Nova Hut letter of credit, upon any earlier termination of the Nova Hut collateral obligations.

     Security. The security for the secured notes will consist of a secondary lien on Nova Hut cash collateral deposits, if used for the Nova Hut letter of credit, and a lien on other assets of Kaiser valued at no less than an additional $10 million.

                          DESCRIPTION OF COMMON STOCK

Description of Kaiser's Capital Stock

     Kaiser's Board of Directors has submitted a proposal to its shareholders that some terms and provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that govern the terms, rights and preferences of Kaiser's capital stock be amended. If these proposals are adopted, the rights attributable to holders of Kaiser common stock would be altered. A summary of the substance of those proposals is included under "Summary of Proposed Amendments to Kaiser's Certificate of Incorporation and Bylaws" below. The following summary does not give effect to the adoption of any of these proposals.

     The authorized capital stock of Kaiser consists of 90,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share. As of September 1, 1999, the outstanding capital stock of Kaiser consisted of 24,833,890 shares of common stock and no shares of preferred stock.

Common Stock

     Each share of common stock has one vote per share on all matters submitted to a vote of shareholders. Kaiser's Amended and Restated Certificate of Incorporation provides that no action may be taken by the holders of shares of common stock by written consent in lieu of holding a meeting of shareholders.

     Kaiser has never paid cash dividends on its common stock. The Board of Directors anticipates that for the foreseeable future no cash dividends will be paid on its common stock and that Kaiser's earnings will be retained for use in the business. The Board of Directors determines Kaiser's common stock dividend policy based on Kaiser's results of operations, payment of dividends on preferred stock, if any is outstanding, financial condition, capital requirements, and other circumstances. Kaiser's debt agreements currently do not permit dividends to be paid on its common stock.

     Holders of common stock have no preemptive or other rights to subscribe for additional shares of capital stock. Upon liquidation, dissolution, or winding up of Kaiser, each share of common stock will share equally in assets legally available for distribution to shareholders.

     The transfer agent and registrar for the common stock is First Chicago Trust Company of New York, 14 Wall Street, Mail Suite 4680, New York, New York 10005. The shareholder relations telephone number at First Chicago is (201) 324-0498, and the First Chicago Web site address is http://www.fctc.com.

     Since September 14, 1993, the common stock has been traded on the New York Stock Exchange under the symbol "ICF." From December 14, 1989, to September 13, 1993, the common stock was traded on the Nasdaq National Market. The number of holders of record of Kaiser common stock was 1,501 as of September 1, 1999. On September 1, 1999, the closing price per share of Kaiser common stock on the NYSE was $0.50. Included in

Kaiser's Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference into and delivered with this prospectus, is information concerning the high and low sales prices of Kaiser common stock during each of the fiscal quarters during 1997 and 1998. The table below sets forth this price information, as reported by NYSE, for each of the quarterly periods ended since December 31, 1998.


                                                    High          Low
                                                    ----          ---
      1999
----------------------
First Quarter                                      $1.500        $.813
Second Quarter                                     $ .813        $.250
Third Quarter (through September 1, 1999)          $ .500        $.406

Preferred Stock

     Preferred stock is available for issuance from time to time at the discretion of the Board of Directors of Kaiser and without shareholder approval. No shares are currently outstanding. For each series of preferred stock it establishes, the Board of Directors has authority to prescribe the number of shares in that series and the dividend rate. In addition, the Board of Directors has authority to prescribe the voting rights, conversion privileges, redemption, sinking fund provisions and liquidation rights, if any, and any other rights, preferences and limitations of the particular series. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. Additionally, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Kaiser without further action by the shareholders. Kaiser's debt and credit agreements currently do not permit dividends to be paid on its preferred stock if any shares of preferred stock were to be issued.

Senior Debt Warrants Issued in 1996

     A total of 105,000 Senior Debt Warrants were issued by Kaiser under a warrant agreement dated as of December 23, 1996, between Kaiser and The Bank of New York, a New York banking corporation, as warrant agent. Each 1996 senior warrant entitles the holder to acquire one share of common stock of Kaiser, upon payment of the exercise price of $2.30, subject to adjustment as described below. All outstanding 1996 Warrants terminate and become void on December 31, 1999. The 1996 Warrants are subject to the terms contained in the 1996 Warrant Agreement; capitalized terms that are not otherwise defined below are used as defined in the 1996 Warrant Agreement. The common stock issuable upon exercise of the 1996 Warrants has been registered with the Securities and Exchange Commission and listed on the New York Stock Exchange.

     Non-Surviving Combination.  If Kaiser proposes to enter into a transaction
     -------------------------
that would constitute a Non-Surviving Combination if consummated, Kaiser must give written notice to the holders promptly after an agreement is reached with respect to the Non-Surviving Combination but in no event less than 30 days prior to the consummation. As used herein, a "Non-Surviving Combination" means any merger, consolidation, or other business combination by Kaiser with one or more persons other than a wholly owned subsidiary of Kaiser in which Kaiser is not the survivor, or a sale of all or substantially all of the assets of Kaiser to one or more of the other persons, if, in connection with any of the foregoing, consideration other than consideration which includes common stock or securities convertible into, or exercisable or exchangeable for, common stock or rights or options to acquire common stock or other securities is distributed to holders of common stock in exchange for all or substantially all of their equity interest in Kaiser.

     In a Non-Surviving Combination, the surviving entity will be obligated to distribute or pay to each holder of the 1996 Warrants, upon payment of the purchase price prior to the expiration date, the number of shares of stock or other securities or other property, including any cash, of the survivor that would have been distributable or payable on account of the common stock if the holder's 1996 Warrants had been exercised immediately prior to the Non-Surviving Combination or, if applicable, the record date. Following the consummation of a Non-Surviving Combination, the 1996 Warrants will represent only the right to receive these shares of stock or other property from the survivor upon payment of the purchase price prior to the expiration date.

     No transaction is presently in progress or under negotiation that would constitute a Non-Surviving Combination.

     Adjustment.  The number of shares of common stock issuable upon the
     ----------
exercise of each 1996 Warrant and the purchase price are subject to adjustment in some circumstances, including:

     . a dividend or distribution on Kaiser's common stock in shares of its common stock or a combination, subdivision, reorganization, or reclassification of common stock,

     . the issuance of shares of common stock for a consideration per share less than the market price per share at the time of issuance,

     . the issuance of rights, warrants, or options for the purchase of common stock or for the purchase of securities convertible into or exchangeable for common stock where the aggregate amount of consideration, taking into account the consideration received for the issuance of the right, warrant, or option plus any consideration to be received upon the exercise and including, in the case of a right, warrant, or option to purchase a convertible or exchangeable security, any consideration to be received upon the eventual conversion or exchange of the security for common stock per share of common stock received or receivable by Kaiser is less than the market price per share at the time of issuance of the right, warrant, or option,

     . the issuance of any securities convertible into or exchangeable for common stock where the aggregate amount of consideration taking into account the consideration received for the issuance of the convertible or exchangeable security and the consideration to be received upon the conversion or exchange per share of common stock received or receivable by Kaiser is less than the market price per share of common stock on the date of issuance of the convertible or exchangeable security, and

     . a dividend or distribution on Kaiser's common stock of cash, evidences of its indebtedness, other securities, or other properties or assets other than any cash dividend which, when aggregated with all other cash dividends paid in the year prior to the declaration of the cash dividend, does not exceed 10% of the market price per share of common stock on the date of this declaration.

If the terms of any of Kaiser's outstanding rights, warrants, or options for the purchase of common stock or securities convertible into or exchangeable for common stock change, in each case where the issuance caused an adjustment in the terms of the 1996 Warrants, including by way of expiration of the securities but excluding by way of antidilution provisions triggering an adjustment of the terms upon the occurrence of an event that would cause an adjustment of the terms of the 1996 Warrant, then the purchase price and the number of shares of common stock issuable upon the exercise of each 1996 Warrant shall be readjusted to take account of the change. Notwithstanding the foregoing, no adjustment in the purchase price or the number of shares of common stock issuable upon exercise of 1996 Warrants will be required:

     . until cumulative adjustments would result in an adjustment of at least one percent in the purchase price,

     . for the granting, in a transaction which would otherwise trigger an adjustment, of any rights, warrants, or options or the issuance of any common stock to officers, directors, or employees of, or consultants or advisors to, Kaiser where the issuances are registered with the Securities and Exchange Commission on Form S-8 and do not, in the aggregate exceed five percent of the number of shares of common stock outstanding assuming the exercise of the options so granted and all rights, warrants, options, and convertible securities then outstanding, or

     . the issuance of common stock pursuant to any dividend reinvestment plan where the purchase price of common stock is no less than 95% of the market price on the date of issuance.

Shareholder Rights Plan

     On January 13, 1992, the Board of Directors of Kaiser declared a dividend distribution to shareholders of record at the close of business on January 31, 1992 of one right for each outstanding share of common stock.

     Each right entitles the registered holder of common stock to purchase from Kaiser a unit consisting of one 1/100th of a share of Series 4 Junior Preferred Stock, at a purchase price of $50.00 per Preferred Stock Unit, subject to adjustment. The rights also are subject to antidilution adjustments. The description of the rights is set forth in a rights agreement between Kaiser and the rights agent. The rights agent is First Chicago Trust Company of New York.

     A distribution date for the rights will occur upon the earlier of:

     . 10 business days following a "Stock Acquisition Date," which is the public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of common stock or

     . 10 business days following the commencement of a tender offer or exchange offer that would if consummated result in a person or group becoming an acquiring person.

On July 2, 1999, the Board of Directors amended the definition of acquiring person within the rights agreement, subject to shareholder approval, so that it now means any person or group of affiliated or associated persons that has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Kaiser's common stock other than as a result of a "Permitted Offer." The rights agreement provides that a "Permitted Offer" is:

     . a tender or exchange offer which is for all outstanding common stock and on terms determined to be adequate and in the best interests of Kaiser and its stockholders by at least a majority of the Board of Directors who are not officers or employees of Kaiser and who are not acquiring persons or affiliates, associates, nominees or representatives of an acquiring person, and

     . a cash tender offer for all outstanding common stock after July 31, 2000.

The rights are not exercisable until the distribution date and will expire at the close of business on January 13, 2002, unless earlier redeemed by Kaiser as described below.

     Until the distribution date:

     . the rights will be evidenced by the common stock certificates and will be transferred with and only with these certificates and

     . the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by the certificate.

     In the event that, at any time following the distribution date, a person becomes an acquiring person, then each holder of a right other than the acquiring person will have the right to receive:

     . upon exercise and payment of the purchase price, common stock or, in some circumstances, cash, property or other securities of Kaiser having a value equal to two times the purchase price of the right or

     . at the discretion of the Board of Directors, upon exercise and without payment of the purchase price, common stock or, in some circumstances, cash, property or other securities of Kaiser having a value equal to the purchase price of the right.

     In the event that, at any time following the Stock Acquisition Date:

     . Kaiser is acquired in a merger or other business combination transaction in which Kaiser is not the surviving corporation,

     . Kaiser is the surviving corporation in a merger with any person, as defined in the rights agreement, and its common stock is changed into or exchanged for stock or other securities of any other person or cash or any other property, or

     .   50% or more of Kaiser's assets or earning power is sold or transferred,

each holder of a right, except rights held by an acquiring person or which previously have been exercised as set forth above shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the right. The events set forth in this paragraph and in the immediately preceding paragraph are referred to as the "Triggering Events."

     As noted above, following the occurrence of any of the events described above, all rights that are, or under some circumstances specified in the rights agreement were, beneficially owned by any acquiring person will be null and void.

     The purchase price payable, and the number of Preferred Stock Units or other securities or property issuable upon exercise of the rights, are subject to amendment from time to time to prevent dilution:

     . in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series 4 Preferred Stock,

     . if holders of the Series 4 Preferred Stock are granted rights or warrants to subscribe for Series 4 Preferred Stock or convertible securities at less than the current market price of the Series 4 Preferred Stock, or

     . upon the distribution to holders of the Series 4 Preferred Stock of evidences of indebtedness or assets, excluding regular quarterly cash dividends, or of subscription rights or warrants other than those referred to above.

     With exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least one percent of the purchase price. In addition, to the extent that Kaiser does not have sufficient shares of common stock issuable upon exercise of the rights following the occurrence of a Triggering Event, Kaiser may, under some circumstances, reduce the purchase price. No fractional Preferred Stock Units will be issued and an adjustment in cash will be made.

     In general, Kaiser may redeem the rights in whole, but not in part, at a price of $0.01 per right payable in cash, common stock or other consideration deemed appropriate by the Board of Directors, at any time until 10 business days following the Stock Acquisition Date. After the redemption period has expired, Kaiser's right of redemption may be reinstated if an acquiring person reduces its beneficial ownership to less than 10% of the outstanding shares of common stock in a transaction or series of transactions not involving Kaiser and there are no other acquiring persons. Immediately upon the action of the Board of Directors ordering redemption of the rights, and without any notice to the holder of these rights prior to the redemption, the rights will terminate and the only right of the holders of rights will be to receive the $0.01 redemption price.

     Until a right is exercised, the holder will have no rights as a shareholder of Kaiser, including, without limitation, the right to vote or to receive dividends.

     Other than those provisions relating to the principal economic terms of the rights, except with respect to increasing the purchase price under some circumstances described in the rights agreement, any of the provisions of the rights agreement may be amended by the Board of Directors of Kaiser prior to the distribution date. After the distribution date, the provisions of the rights agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person, or to shorten or lengthen any time period under the rights agreement. However, no amendment to adjust the time period governing redemption shall be made when the rights are not redeemable.

     One right will be distributed to shareholders of Kaiser for each share of common stock owned of record by them at the close of business on the record date. Until the distribution date, Kaiser will issue a right with each share of common stock so that all shares of common stock will have attached rights.

     The rights may be deemed to have anti-takeover effects. The rights generally may cause substantial dilution to a person or group that attempts to acquire Kaiser under circumstances not approved by the Board of Directors of Kaiser. The rights should not interfere with any merger or other business combination approved by the Board of Directors of Kaiser since the Board of Directors may, at its option, at any time prior to the close of business on the earlier of:

     .   the tenth business day following the Stock Acquisition Date or

     .   January 13, 2002,

redeem all but not less than all of the then outstanding rights at $0.01 per right.

Provisions Affecting Changes of Control and Extraordinary Transactions

     In addition to the shareholder rights plan, some provisions of Kaiser's Certificate of Incorporation and By-laws and other agreements could have the effect of delaying, deferring, or preventing a change in control of Kaiser or other extraordinary corporate transaction.

     Kaiser's Amended and Restated Certificate of Incorporation and By-laws provide for classification of the Board of Directors into three classes, as nearly equal in number as possible, with one class of directors being elected each year for three-year terms. Under Delaware law, members of a classified board may be removed only for cause. Thus, at least two years would be required to effect a change of control in the Board of Directors, unless a shareholder had sufficient voting power to amend or repeal the Certificate of Incorporation and By-law provisions relating to classification of the Board of Directors.

     In addition, the Certificate of Incorporation imposes supermajority voting requirements for some corporate transactions that apply if a majority of the Board of Directors has not served in the positions for at least 12 months. Under those circumstances, the approval of two-thirds of the voting power of Kaiser's capital stock would be required in order for Kaiser to:

     . merge with or consolidate into any other entity, other than a subsidiary of Kaiser,

     . sell, lease or assign all or substantially all of the assets or properties of Kaiser, or

     .   amend the voting provisions of the Certificate of Incorporation.

Other Certificate of Incorporation provisions of the type referred to above include:

     . the denial of the right of holders of common stock to take action by written consent in lieu of a shareholders' meeting and

     . the ability of the Board of Directors to determine the rights and preferences, including voting rights, of Kaiser's authorized but unissued preferred stock, and then to issue this stock.

Relevant By-law provisions include those that:

     .   require advance nomination of directors,

     . require advance notice of business to be conducted at shareholders' meetings, and

     . provide that shareholders owning at least 50% of the voting power of the capital stock are required to call a special meeting of shareholders.

     With the exception of the provision that authorizes the Board of Directors to fix the terms of and issue authorized but unissued shares of preferred stock, the approval of the holders of at least two-thirds of the voting power of Kaiser's capital stock is required to amend, alter, or repeal, or to adopt provisions inconsistent with, the Certificate of Incorporation and By-law provisions described above, regardless of whether a majority of the members of the Board of Directors has served in such positions for more than 12 months at the time of the action.

Delaware Takeover Statute

     Section 203 of the Delaware General Corporation Law applies to Delaware corporations with a class of voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system, or held of record by 2,000 or more persons, and restricts transactions which may be entered into by such a corporation and certain of its shareholders. The Delaware takeover statute provides, in essence, that a stockholder acquiring more than 15% of the outstanding voting shares of a corporation subject to the statute, but less than 85% of the shares, may not engage in certain "Business Combinations" with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder, unless:

     . prior to the date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or

     . the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     The Delaware takeover statute defines the term "Business Combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders, including mergers, some asset sales, some issuances of additional shares to the Interested Stockholder, transactions with the corporation which increase the proportionate interest of the Interested Stockholder, or transactions in which the Interested Stockholder receives some other benefits.

Summary of Proposed Amendments to Kaiser's Certificate of Incorporation and
Bylaws

     The 1999 Annual Meeting of Shareholders of Kaiser will be held on ___________, ____________ ____, 1999, at 9:00 a.m. At the annual meeting,
Kaiser's shareholders will be asked to vote upon, among other things, proposals to:

     . approve the issuance of shares of the preferred stock and warrants in connection with the exchange offer;
     .   approve a reverse stock split of Kaiser's common stock;
     . approve the "shareholder democracy" amendments to Kaiser's certificate of incorporation and bylaws to eliminate the provisions of the certificate of incorporation and, where applicable, the bylaws that:
         . require the affirmative vote of holders of 66 2/3% of the outstanding capital stock to approve certain transactions following a change in the majority of directors within 12 months;
         . provide for staggered, three-year terms for members of the board of directors;
         . prohibit shareholders from filling vacancies on the board of directors;
         . require the affirmative vote of the holders of 66 2/3% of the outstanding capital stock to approve certain amendments to the certificate of incorporation and bylaws; and
         . provide that shareholders owning at least twenty percent (20%) of the voting power of the outstanding capital stock could require a special meeting of shareholders to be called;

     . approve an amendment to Kaiser's certificate of incorporation and Bylaws to provide that no new shareholder rights plan, sometimes referred to as a poison pill, shall be adopted without the approval of the shareholders;
     . approve an amendment to Kaiser's certificate of incorporation to eliminate provisions related to the terms of series of preferred stock that are obsolete and no longer outstanding;
     . approve an amendment to Kaiser's stock incentive plan to increase the number of shares of common stock available for issuance under the plan, to permit the transfer of options granted under the incentive plan to immediate family members of plan participants and to provide greater flexibility to Kaiser's board of directors to make future amendments to the plan; and
     . approve a quasi-reorganization of Kaiser's financial statements to remove its existing retained earnings deficit.

If the shareholders approve one or more of the foregoing proposals, the above description of the common stock and shareholder rights plan would be altered accordingly.


                      WHERE YOU CAN FIND MORE INFORMATION

     Kaiser files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission's public reference room at the following location:

                             Public Reference Room
                            450 Fifth Street, N.W.
                                   Room 1024
                            Washington, D.C.  20549

     Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. In addition, our
                                      ------------------
filings can be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We have filed a registration statement on Form S-4 with the Securities and Exchange Commission to register the preferred stock and warrants proposed to be issued in the exchange offer described in this prospectus and the common stock underlying the preferred stock and warrants. This prospectus is a part of that registration statement. As permitted by the rules of the Securities and Exchange Commission, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. The registration statement, together with the related exhibits and schedules, is available at the public reference room or through the web site of the Securities and Exchange Commission.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from or in addition to what is contained in this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where it is unlawful to offer to exchange or sell or to ask for offers to exchange or buy the securities offered by this prospectus, or if you are a person to whom it is unlawful to direct those activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of its date unless the information specifically indicates that another date applies.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     Squire, Sanders & Dempsey L.L.P. will pass upon the validity of the preferred stock, warrants and secured notes to be issued in the exchange offer and the common stock underlying the preferred stock and warrants.

                                    PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  Indemnification of directors and officers.

     Under the Delaware General Corporation Law (the "Delaware Law"), a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action by reason of the person's past or present service as a director, officer, employee, or agent of the corporation or of the person's past or present service, at the corporation's request, as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. Under the Delaware Law, a corporation may indemnify such persons against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement that are actually and reasonably incurred by that person in connection with such action. The Delaware Law provides, however, that such person must have acted in good faith and in a manner that such person reasonably believed to be in (or not opposed to) the corporation's best interests. In respect of any criminal action or proceeding, an indemnifiable person must have no reasonable cause to believe such conduct to be unlawful. In addition, the Delaware Law permits no indemnification in any action by or in the right of the corporation where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for such costs the court deems proper in spite of liability adjudication.

     The sections of the Company's Restated Certificate of Incorporation and Amended and Restated Bylaws relating to indemnification of directors and officers provide for mandatory indemnification of directors and officers on generally the same terms as permitted by the Delaware Law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)    Exhibits

EXHIBIT NO.  DESCRIPTION OF EXHIBIT
-----------  ----------------------

3(a) Restated Certificate of Incorporation of ICF Kaiser International, Inc. (restated through June 26, 1993) (Incorporated by reference to Exhibit No. 3(a) to Quarterly Report on Form 10-Q (Registrant
             No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1 993)

3(b)         Amended and Restated By-laws of ICF Kaiser International, Inc.
             (as amended through June 23, 1995) (Incorporated by reference to Exhibit No. 3(b) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1995 filed with the Commission on October 13, 1995)

4(a) Indenture dated as of January 11, 1994, between ICF Kaiser International, Inc. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit No. 4(a) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1994 filed with the Commission on January 14,
             1994)

4(a)(1) First Supplemental Indenture dated as of February 17, 1995 (Incorporated by reference to Exhibit No. 4(a)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1995 filed with the Commission on May 23, 1995)

4(a)(2) Second Supplemental Indenture dated September 1, 1995 (Incorporated by reference to Exhibit No. 4(a)(2) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

4(a)(3) Third Supplemental Indenture dated October 20, 1995 (Incorporated by reference to Exhibit No. 4(a)(3) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

4(a)(4) Fourth Supplemental Indenture dated as of March 8, 1996 (Incorporated by reference to Exhibit No. 4(a)(4) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29, 1996)

4(a)(5) Fifth Supplemental Indenture dated as of June 24, 1996 (Incorporated by reference to Exhibit No. 4(a)(5) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

4(a)(6) Sixth Supplemental Indenture dated as of December 3, 1997 (Incorporated by reference to Exhibit No. 4(a)(6) to Annual Report on Form 10- K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

4(a)(7) Seventh Supplemental Indenture dated as of August 13, 1998 (Incorporated by reference to Exhibit No. 4(a)(7) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1997 filed with the Commission on November 16,
             1998)

**4(a)(8)    Amended and Restated Indenture with respect to the 12% Senior
             Subordinated Notes due 2003 dated as of _____________, 1999

4(b) Form of 12% Senior Subordinated Note due 2003 (Incorporated by reference to Exhibit No. 4(b) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1994 filed with the Commission on January 14, 1994)

4(c) Rights Agreement, dated as of January 13, 1992, between ICF Kaiser International, Inc. and Office of the Secretary, ICF Kaiser International, Inc. as Rights Agent, including (1) Form of Certificate of Designations of Series 4 Junior Preferred Stock;
             (2) Form of Rights Certificate; and (3) Summary of Rights to Purchase Preferred Stock (Incorporated by reference to Exhibit
             No. 4(h) to Quarterly Report on Form 10-Q (Registrant No. 0-18025) for the third quarter of fiscal 1992 filed with the Commission on January 14, 1992)

4(d) Indenture dated as of December 23, 1996, between ICF Kaiser International, Inc. and The Bank of New York, as Trustee, including Guarantees, dated December 23, 1996, by each of the Subsidiary Guarantors (Incorporated by reference to Exhibit No. 4(g) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

4(d)(1) First Supplemental Indenture dated as of December 3, 1997 (Incorporated by reference to Exhibit No. 4(a)(6) to Annual Report on Form 10- K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

4(d)(2) Second Supplemental Indenture dated as of August 13, 1998 (Incorporated by reference to Exhibit No. 4(g)(2) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1997 filed with the Commission on November 16,
             1998)

**4(d)(3)    Third Supplemental Indenture dated as of _____________, 1999

4(e) Form of 12% Senior Note due 2003, Series B (Incorporated by reference to Exhibit No. 4(i) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January
             10, 1997)

4(f) Warrant Agreement dated as of December 23, 1996, between ICF Kaiser International, Inc. and The Bank of New York, as Warrant Agent (Incorporated by reference to Exhibit No. 4(j) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

4(g) Form of Warrant expiring December 31, 1999 issued under Warrant Agreement dated as of December 23, 1996 (Incorporated by reference to Exhibit No. 4(k) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January
             10, 1997)

**5 Opinion of Squire, Sanders & Dempsey L.L.P. regarding securities being registered

**8 Opinion of Squire, Sanders & Dempsey L.L.P. regarding tax consequences

10(a) Loan and Security Agreement dated as of December 18, 1998, with Madeleine L.L.C. as agent (Incorporated by reference to Exhibit No. 10(a) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(b) ICF Kaiser International, Inc. Employee Stock Ownership Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(c) to Quarterly Report on Form
             10-Q (Registrant No. 1-12248) for the second quarter of fiscal
             1994 filed with the Commission on October 15, 1993)

10(b)(1) Amendment No. 1 dated April 24, 1995 (Incorporated by reference to Exhibit No. 10(l)(1) to Annual Report on Form 10-K (Registrant
             No. 1-12248) for fiscal 1995 filed with the Commission on May
             23, 1995)

10(b)(2)     Amendment No. 2 dated December 15, 1995 (Incorporated by
             reference to Exhibit No. 10(b)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29,
             1996)

10(b)(3) Amendment No. 3 dated December 13, 1996 (Incorporated by reference to Exhibit No. 10(b)(3) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

10(c) Trust Agreement with Vanguard Fiduciary Trust Company dated as of August 31, 1995, for ICF Kaiser International, Inc. Employee Stock Ownership Plan (Incorporated by reference to Exhibit No. 10(c) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

10(d) ICF Kaiser International, Inc. Retirement Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(d) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

10(d)(1) Amendment No. 1 dated April 24, 1995 (Incorporated by reference to Exhibit No. 10(d)(1) to Annual Report on Form 10-K (Registrant
             No. 1-12248) filed with the Commission on May 23, 1995)

10(d)(2)     Amendment No. 2 dated December 15, 1995 (Incorporated by
             reference to Exhibit No. 10(d)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29,
             1996)

10(d)(3) Amendment No. 3 dated December 13, 1996 (Incorporated by reference to Exhibit No. 10(d)(3) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

10(e) Trust Agreement with Vanguard Fiduciary Trust Company dated as of August 31, 1995, for ICF Kaiser International, Inc. Retirement Plan (Incorporated by reference to Exhibit No. 10(e) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

10(f)        Consolidated, Amended and Restated Deed of Lease Agreement
             between HMCE Associates Limited Partnership R.L.L.P. (as Landlord) and ICF Kaiser Hunters Branch Leasing, Inc. (as Tenant), dated November 12, 1997, for the lease of the Registrant's headquarters in Fairfax, Virginia known as Hunters Branch--Phase I (Incorporated by reference to Exhibit No. 10(g) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25,
             1997)

10(g) Consolidated, Amended and Restated Deed of Lease Agreement between HMCE Associates Limited Partnership R.L.L.P. (as Landlord) and ICF Kaiser Hunters Branch Leasing, Inc. (as Tenant), dated November 12, 1997, for the lease of space in the building adjacent to the Registrant's headquarters in Fairfax, Virginia known as Hunters Branch--Phase II (Incorporated by reference to Exhibit No. 10(h) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(h) Contribution Agreement by and among HMCE Associates Limited Partnership R.L.L.P.; ICF Kaiser Hunters Branch Leasing, Inc.; and IFA Nutley Partners, LLC dated November 3, 1997 (Incorporated by reference to Exhibit No. 10(i) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25,
             1997)

10(i) ICF Kaiser International, Inc. Stock Incentive Plan (as amended and restated through March 1, 1996) (Incorporated by reference to Exhibit No. 10(j) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

10(j) Contract (#DE-AC3495RF00825) between Kaiser-Hill Company, LLC, a subsidiary of the Corporation, and the U.S. Department of Energy dated as of April 4, 1995 (IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT NO. 10(j) WAS FILED IN PAPER ON MAY 23, 1995, ON FORM SE PURSUANT TO A CONTINUING HARDSHIP EXEMPTION and is incorporated herein by reference thereto)

10(j)(1) Modifications 1 to 40 to Contract #DE-AC3495RF00825 (Incorporated by reference to Exhibit No. 10(p)(l) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

10(j)(2)     Modifications 42 to 46 to Contract #DE-AC3495RF00825
             (Modification 41 not received) (Incorporated by reference to Exhibit No. 10(p)(2) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(j)(3)     Modifications 47 to 81 to Contract #DE-AC3495RF00825
             (Modifications 72 and 78 not received) (Incorporated by reference to Exhibit No. 10(j)(3) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(k) ICF Kaiser International, Inc. Section 401(k) Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(f) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

10(k)(1) Amendment No. 1 dated April 24, 1995 (Incorporated by reference to Exhibit No. 10(p)(1) to Annual Report on Form 10-K (Registrant
             No. 1-12248) for fiscal 1995 filed with the Commission on May
             23, 1995)

10(k)(2)     Amendment No. 2 dated December 15, 1995 (Incorporated by
             reference to Exhibit No. 10(p)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29,
             1996)

10(k)(3) Amendment No. 3 dated December 13, 1996 (Incorporated by reference to Exhibit No. 10(q)(3) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

10(l) Trust Agreement with Vanguard Fiduciary Trust Company dated as of March 1, 1989, for the ICF Kaiser International, Inc. Section 401(k) Plan (Incorporated by reference to Exhibit No. 28(b) to Registration Statement on Form S-8 Registration No. 33-51460 filed with the Commission on August 31, 1992)

Exhibit No. 10--Material Contracts (management contracts, compensatory plans, or arrangements)

10(aa) Agreement dated as of May 19, 1997 with James O. Edwards, Chairman and Chief Executive Officer of the Registrant (Incorporated by reference to Exhibit No. 10(ll) to Quarterly Report on Form 10-Q (Registrant No. 1- 12248) for the second quarter of fiscal 1997 filed with the Commission on August 14,
             1997)

10(aa)(1)    Agreement dated as of November 6, 1998, terminating Mr. Edwards'
             employment agreement (Incorporated by reference to Exhibit No.
             10(aa)(1) to Annual Report on Form 10-K (Registrant No. 1-12248)
             filed with the Commission on April 15, 1999)

10(bb) ICF Kaiser International, Inc. 1998 Compensation (IC) Plan for Senior Executives (adopted by the Board of Directors on February 27, 1998) (Incorporated by reference to Exhibit No. 10(bb) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(cc) ICF Kaiser International, Inc. Non-employee Director Stock Option Plan (as amended and restated as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(bb) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

10(dd) Agreement dated as of May 19, 1997 with Marc Tipermas, President and Chief Operating Officer of the Registrant (Incorporated by reference to Exhibit No. 10(mm) to Quarterly Report on Form 10-Q (Registrant No. 1- 12248) for the second quarter of fiscal 1997 filed with the Commission on August 14, 1997)

10(dd)(1)    Agreement dated as of August 7, 1998, terminating Dr. Tipermas'
             employment agreement (Incorporated by reference to Exhibit No.
             10(dd)(1) to Annual Report on Form 10-K (Registrant No. 1-12248)
             filed with the Commission on April 15, 1999)

10(ee) ICF Kaiser International, Inc. Senior Executive Officers Severance Plan as approved by the Compensation Committee of the Board of Directors on April 4, 1994, and adopted by the Board of Directors on May 5, 1994, as further amended through May 1, 1997 (Incorporated by reference to Exhibit No. 10(ee) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(ff) Employment Agreement with Thomas P. Grumbly, Executive Vice President of the Registrant, effective as of April 7, 1997 (Incorporated by reference to Exhibit No. 10(ff) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(ff)(1)    Letter dated March 15,1999, amending Mr. Grumbly's employment agreement (Incorporated by reference to Exhibit No. 10(ff)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(gg) ICF Kaiser International, Inc. Consultants, Agents and Part-Time Employees Stock Plan dated as of June 23, 1995 (Incorporated by reference to Exhibit No. 99 to Registration Statement on Form S-8 Registration No. 33-60665 filed with the Commission on June 28, 1995)

10(hh) ICF Kaiser International, Inc. Stock Incentive Plan (as amended and restated through March 1, 1996) (Incorporated by reference to Exhibit No. 10(j) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

10(ii) Amended Employment Agreement dated as of December 1, 1996, with David Watson, Executive Vice President and President, ICF Kaiser Engineers and Constructors Group of the Registrant (Incorporated by reference to Exhibit No. 10(kk) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25,
             1997)

10(ii)(1)    Agreement and Mutual Release dated August 17, 1998, terminating Mr.
             Watson's employment agreement (Incorporated by reference to Exhibit No. 10(ii)(1) to Annual Report on Form 10-K (Registrant
             No. 1-12248) filed with the Commission on April 15, 1999)

10(jj)       Intentionally Omitted

10(kk) Employment Agreement with Michael F. Gaffney, Executive Vice President of the Registrant, effective as of January 1, 1997 (Incorporated by reference to Exhibit No. 10(kk) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

10(kk)(1)    Agreement dated March 8, 1999, terminating Mr. Gaffney's employment agreement (Incorporated by reference to Exhibit No. 10(kk)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(ll) Letter Agreement with Cowen Incorporated and Jarrod M. Cohen, dated as of March 13, 1998 (Incorporated by reference to Exhibit No. 10(ll) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998) (Incorporated by reference to Exhibit No. 10(mm) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(mm) ICF Kaiser International, Inc. Non-employee Directors Compensation and Phantom Stock Plan as adopted by the Board of Directors on February 28, 1997, with an effective date of March 1, 1997 (Incorporated by reference to Exhibit No. 10(mm) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(nn) Letter Agreement with Tennenbaum & Co., L.L.C. and Michael E. Tennenbaum, dated as of March 13, 1998 (Incorporated by reference to Exhibit No. 10(nn) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

10(oo) Employment Agreement with Keith M. Price, President and Chief Executive Officer of the Registrant, effective as of August 27, 1998 (Incorporated by reference to Exhibit No. 10(oo) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of 1998 filed with the Commission on November 16,
             1998)

10(oo)(1)    Terms of Promotion for Mr. Price effective as of November 4, 1998
             (Incorporated by reference to Exhibit No. 10(oo)(1) to Annual
             Report on Form 10-K (Registrant No. 1-12248) filed with the
             Commission on April 15, 1999)

*10(oo)(2)   Agreement dated April 27, 1999, terminating Mr. Price's employment agreement

*10(pp) Employment Agreement with James J. Maiwurm, President and Chief Executive Officer of the Registrant, effective as of June 1, 1999

*10(qq) Employment Agreement with S. Robert Cochran, Executive Vice President and President, North America of the Registrant, effective as of June 1, 1999

*10(rr) Employment Agreement with Timothy P. O'Connor, Executive Vice President and Chief Financial Officer of the Registrant, effective as of June 1, 1999

10(ss) Employment Agreement with Richard A. Leupen, Executive Vice President and President, International of the Registrant, effective as of June 1, 1999.

12 Statement regarding computation of ratio of earnings to fixed charges

*21          Consolidated subsidiaries of the Registrant as of July 9, 1999

**23(a) Consent of Squire, Sanders & Dempsey L.L.P. (included in opinions filed as Exhibits 5 and 8)

23(b)        Consent of PricewaterhouseCoopers LLP

*24 Power of Attorney (included as part of the signature page to this Form S-4 Registration Statement)

**25         Statement of Eligibility and Qualification on Form T-1 of Trustee

**99(a) Form of Letter of Transmittal and Consent Form and related documents for the 12% Senior Subordinated Notes due 2003

**99(b) Form of Letter of Transmittal and Consent Form and related documents for the 12% Senior Notes due 2003

_____________
*   Previously filed.
**  To be filed by amendment.



ITEM 22.  UNDERTAKINGS

     (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (2) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 23(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (4) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (5) The undersigned registrant hereby undertakes:

         (a) To file, during any period in which offers and sales are being made, a post-effective amendment to this registration statement:

                   (i) To include any prospectus required by Section 10(a)(3)
              of the Securities Act;

                   (ii) To reflect in the prospectus any facts or events
              arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 of 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

         (b) That for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES

     Pursuant to the requirements of the 1933 Act, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairfax, Virginia on September 3, 1999.

                        ICF KAISER INTERNATIONAL, INC.

                        By:  /s/ James J. Maiwurm
                             --------------------
                        Name:    James J. Maiwurm
                        Title:   Chairman, President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement on Form S-4 has been signed below by the following persons in the capacities and on the dates indicated.

                        (1)  Principal executive officer

Date: September 3, 1999   By /s/ James J. Maiwurm
                             --------------------
                                 James J. Maiwurm
                                 Chairman, President and Chief Executive Officer

                        (2)  Principal financial and accounting officer

Date: September 3, 1999   By /s/ Timothy P. O'Connor
                             --------------------
                                 Timothy P. O'Connor
                                 Executive Vice President and Chief Financial
                                   Officer

                        (3)  The Board of Directors

Date: September 3, 1999   By  *
                             --------------------
                                 Tony Coelho
                                 Director

Date: September 3, 1999   By  *
                             --------------------
                                 Jarrod M. Cohen
                                 Director

Date: September 3, 1999   By  *
                             --------------------
                                 James O. Edwards
                                 Director

Date: September __, 1999  By
                             --------------------
                                 Thomas C. Jorling
                                 Director

Date: September 3, 1999   By  *
                             --------------------
                                 James J. Maiwurm
                                 Director

Date: September __, 1999  By
                             --------------------
                                 Hazel R. O'Leary
                                 Director

Date: September 3, 1999   By  *
                             --------------------
                                 Keith M. Price
                                 Director

Date: September 3, 1999   By  *
                             --------------------
                                 James T. Rhodes
                                 Director

Date: September 3, 1999   By  *
                             --------------------
                                 Michael E. Tennenbaum
                                 Director

* By: /s/ James J. Maiwurm
      --------------------
          Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.  DESCRIPTION OF EXHIBIT
-----------  ----------------------

3(a) Restated Certificate of Incorporation of ICF Kaiser International, Inc. (restated through June 26, 1993) (Incorporated by reference to Exhibit No. 3(a) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

3(b) Amended and Restated By-laws of ICF Kaiser International, Inc. (as amended through June 23, 1995) (Incorporated by reference to Exhibit No. 3(b) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1995 filed with the Commission on October 13, 1995)

4(a) Indenture dated as of January 11, 1994, between ICF Kaiser International, Inc. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit No. 4(a) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1994 filed with the Commission on January 14, 1994)

4(a)(1) First Supplemental Indenture dated as of February 17, 1995 (Incorporated by reference to Exhibit No. 4(a)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1995 filed with the Commission on May 23, 1995)

4(a)(2) Second Supplemental Indenture dated September 1, 1995 (Incorporated by reference to Exhibit No. 4(a)(2) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

4(a)(3) Third Supplemental Indenture dated October 20, 1995 (Incorporated by reference to Exhibit No. 4(a)(3) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

4(a)(4) Fourth Supplemental Indenture dated as of March 8, 1996 (Incorporated by reference to Exhibit No. 4(a)(4) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29, 1996)

4(a)(5) Fifth Supplemental Indenture dated as of June 24, 1996 (Incorporated by reference to Exhibit No. 4(a)(5) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

4(a)(6) Sixth Supplemental Indenture dated as of December 3, 1997 (Incorporated by reference to Exhibit No. 4(a)(6) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

4(a)(7) Seventh Supplemental Indenture dated as of August 13, 1998 (Incorporated by reference to Exhibit No. 4(a)(7) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1997 filed with the Commission on November 16,
             1998)

**4(a)(8)    Amended and Restated Indenture with respect to the 12% Senior
             Subordinated Notes due 2003 dated as of ____________, 1999

4(b) Form of 12% Senior Subordinated Note due 2003 (Incorporated by reference to Exhibit No. 4(b) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1994 filed with the Commission on January 14, 1994)

4(c) Rights Agreement, dated as of January 13, 1992, between ICF Kaiser International, Inc. and Office of the Secretary, ICF Kaiser International, Inc. as Rights Agent, including (1) Form of Certificate of Designations of Series 4 Junior Preferred Stock;
             (2) Form of Rights Certificate; and (3) Summary of Rights to Purchase Preferred Stock (Incorporated by reference to Exhibit
             No. 4(h) to Quarterly Report on Form 10-Q (Registrant No. 0-18025) for the third quarter of fiscal 1992 filed with the Commission on January 14, 1992)

4(d) Indenture dated as of December 23, 1996, between ICF Kaiser International, Inc. and The Bank of New York, as Trustee, including Guarantees, dated December 23, 1996, by each of the Subsidiary Guarantors (Incorporated by reference to Exhibit No. 4(g) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

4(d)(1) First Supplemental Indenture dated as of December 3, 1997 (Incorporated by reference to Exhibit No. 4(a)(6) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

4(d)(2) Second Supplemental Indenture dated as of August 13, 1998 (Incorporated by reference to Exhibit No. 4(g)(2) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of fiscal 1997 filed with the Commission on November 16, 1998)

**4(d)(3)    Third Supplemental Indenture dated as of ____________, 1999

4(e) Form of 12% Senior Note due 2003, Series B (Incorporated by reference to Exhibit No. 4(i) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10,
             1997)

4(f) Warrant Agreement dated as of December 23, 1996, between ICF Kaiser International, Inc. and The Bank of New York, as Warrant Agent (Incorporated by reference to Exhibit No. 4(j) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10, 1997)

4(g) Form of Warrant expiring December 31, 1999 issued under Warrant Agreement dated as of December 23, 1996 (Incorporated by reference to Exhibit No. 4(k) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10,
             1997)

**5 Opinion of Squire, Sanders & Dempsey L.L.P. regarding securities being registered

**8 Opinion of Squire, Sanders & Dempsey L.L.P. regarding tax consequences

10(a) Loan and Security Agreement dated as of December 18, 1998, with Madeleine L.L.C. as agent (Incorporated by reference to Exhibit No. 10(a) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(b) ICF Kaiser International, Inc. Employee Stock Ownership Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(c) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

10(b)(1) Amendment No. 1 dated April 24, 1995 (Incorporated by reference to Exhibit No. 10(l)(1) to Annual Report on Form 10-K (Registrant
             No. 1-12248) for fiscal 1995 filed with the Commission on May
             23, 1995)

10(b)(2) Amendment No. 2 dated December 15, 1995 (Incorporated by reference to Exhibit No. 10(b)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29,
             1996)

10(b)(3) Amendment No. 3 dated December 13, 1996 (Incorporated by reference to Exhibit No. 10(b)(3) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10,
             1997)

10(c) Trust Agreement with Vanguard Fiduciary Trust Company dated as of August 31, 1995, for ICF Kaiser International, Inc. Employee Stock Ownership Plan (Incorporated by reference to Exhibit No. 10(c) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

10(d) ICF Kaiser International, Inc. Retirement Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(d) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

10(d)(1) Amendment No. 1 dated April 24, 1995 (Incorporated by reference to Exhibit No. 10(d)(1) to Annual Report on Form 10-K (Registrant
             No. 1-12248) filed with the Commission on May 23, 1995)

10(d)(2) Amendment No. 2 dated December 15, 1995 (Incorporated by reference to Exhibit No. 10(d)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29,
             1996)

10(d)(3) Amendment No. 3 dated December 13, 1996 (Incorporated by reference to Exhibit No. 10(d)(3) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10,
             1997)

10(e) Trust Agreement with Vanguard Fiduciary Trust Company dated as of August 31, 1995, for ICF Kaiser International, Inc. Retirement Plan (Incorporated by reference to Exhibit No. 10(e) to Registration Statement on Form S-1 Registration No. 33-64655 filed with the Commission on November 30, 1995)

10(f) Consolidated, Amended and Restated Deed of Lease Agreement between HMCE Associates Limited Partnership R.L.L.P. (as Landlord) and ICF Kaiser Hunters Branch Leasing, Inc. (as Tenant), dated November 12, 1997, for the lease of the Registrant's headquarters in Fairfax, Virginia known as Hunters Branch--Phase I (Incorporated by reference to Exhibit No. 10(g) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25,
             1997)

10(g) Consolidated, Amended and Restated Deed of Lease Agreement between HMCE Associates Limited Partnership R.L.L.P. (as Landlord) and ICF Kaiser Hunters Branch Leasing, Inc. (as Tenant), dated November 12, 1997, for the lease of space in the building adjacent to the Registrant's headquarters in Fairfax, Virginia known as Hunters Branch--Phase II (Incorporated by reference to Exhibit No. 10(h) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(h) Contribution Agreement by and among HMCE Associates Limited Partnership R.L.L.P.; ICF Kaiser Hunters Branch Leasing, Inc.; and IFA Nutley Partners, LLC dated November 3, 1997 (Incorporated by reference to Exhibit No. 10(i) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25,
             1997)

10(i) ICF Kaiser International, Inc. Stock Incentive Plan (as amended and restated through March 1, 1996) (Incorporated by reference to Exhibit No. 10(j) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

10(j) Contract (#DE-AC3495RF00825) between Kaiser-Hill Company, LLC, a subsidiary of the Corporation, and the U.S. Department of Energy dated as of April 4, 1995 (IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT NO. 10(j) WAS FILED IN PAPER ON MAY 23, 1995, ON FORM SE PURSUANT TO A CONTINUING HARDSHIP EXEMPTION and is incorporated herein by reference thereto)

10(j)(1) Modifications 1 to 40 to Contract #DE-AC3495RF00825 (Incorporated by reference to Exhibit No. 10(p)(l) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

10(j)(2) Modifications 42 to 46 to Contract #DE-AC3495RF00825 (Modification 41 not received) (Incorporated by reference to Exhibit No. 10(p)(2) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(j)(3) Modifications 47 to 81 to Contract #DE-AC3495RF00825 (Modifications 72 and 78 not received) (Incorporated by reference to Exhibit No. 10(j)(3) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(k) ICF Kaiser International, Inc. Section 401(k) Plan (as amended and restated as of March 1, 1993) (and further amended with respect to name change only as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(f) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

10(k)(1) Amendment No. 1 dated April 24, 1995 (Incorporated by reference to Exhibit No. 10(p)(1) to Annual Report on Form 10-K (Registrant
             No. 1-12248) for fiscal 1995 filed with the Commission on May
             23, 1995)

10(k)(2) Amendment No. 2 dated December 15, 1995 (Incorporated by reference to Exhibit No. 10(p)(2) to Transition Report on Form 10-K (Registrant No. 1-12248) for the transition period from March 1, 1995 to December 31, 1995 filed with the Commission on March 29,
             1996)

10(k)(3) Amendment No. 3 dated December 13, 1996 (Incorporated by reference to Exhibit No. 10(q)(3) to Registration Statement on Form S-1 Registration No. 333-19519 filed with the Commission on January 10,
             1997)

10(l) Trust Agreement with Vanguard Fiduciary Trust Company dated as of March 1, 1989, for the ICF Kaiser International, Inc. Section 401(k) Plan (Incorporated by reference to Exhibit No. 28(b) to Registration Statement on Form S-8 Registration No. 33-51460 filed with the Commission on August 31, 1992)

Exhibit No. 10--Material Contracts (management contracts, compensatory plans, or arrangements)

10(aa) Agreement dated as of May 19, 1997 with James O. Edwards, Chairman and Chief Executive Officer of the Registrant (Incorporated by reference to Exhibit No. 10(ll) to Quarterly Report on Form 10-Q (Registrant No. 1- 12248) for the second quarter of fiscal 1997 filed with the Commission on August 14, 1997)

10(aa)(1)    Agreement dated as of November 6, 1998, terminating Mr. Edwards'
             employment agreement (Incorporated by reference to Exhibit No.
             10(aa)(1) to Annual Report on Form 10-K (Registrant No. 1-12248)
             filed with the Commission on April 15, 1999)

10(bb) ICF Kaiser International, Inc. 1998 Compensation (IC) Plan for Senior Executives (adopted by the Board of Directors on February 27, 1998) (Incorporated by reference to Exhibit No. 10(bb) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(cc) ICF Kaiser International, Inc. Non-employee Director Stock Option Plan (as amended and restated as of June 26, 1993) (Incorporated by reference to Exhibit No. 10(bb) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the second quarter of fiscal 1994 filed with the Commission on October 15, 1993)

10(dd) Agreement dated as of May 19, 1997 with Marc Tipermas, President and Chief Operating Officer of the Registrant (Incorporated by reference to Exhibit No. 10(mm) to Quarterly Report on Form 10-Q (Registrant No. 1- 12248) for the second quarter of fiscal 1997 filed with the Commission on August 14, 1997)

10(dd)(1)    Agreement dated as of August 7, 1998, terminating Dr. Tipermas'
             employment agreement (Incorporated by reference to Exhibit No.
             10(dd)(1) to Annual Report on Form 10-K (Registrant No. 1-12248)
             filed with the Commission on April 15, 1999)

10(ee) ICF Kaiser International, Inc. Senior Executive Officers Severance Plan as approved by the Compensation Committee of the Board of Directors on April 4, 1994, and adopted by the Board of Directors on May 5, 1994, as further amended through May 1, 1997 (Incorporated by reference to Exhibit No. 10(ee) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(ff) Employment Agreement with Thomas P. Grumbly, Executive Vice President of the Registrant, effective as of April 7, 1997 (Incorporated by reference to Exhibit No. 10(ff) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(ff)(1)    Letter dated March 15,1999, amending Mr. Grumbly's employment agreement (Incorporated by reference to Exhibit No. 10(ff)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(gg) ICF Kaiser International, Inc. Consultants, Agents and Part-Time Employees Stock Plan dated as of June 23, 1995 (Incorporated by reference to Exhibit No. 99 to Registration Statement on Form S-8 Registration No. 33-60665 filed with the Commission on June 28, 1995)

10(hh) ICF Kaiser International, Inc. Stock Incentive Plan (as amended and restated through March 1, 1996) (Incorporated by reference to Exhibit No. 10(j) to Registration Statement on Form S-1 Registration No. 333-16937 filed with the Commission on November 27, 1996)

10(ii) Amended Employment Agreement dated as of December 1, 1996, with David Watson, Executive Vice President and President, ICF Kaiser Engineers and Constructors Group of the Registrant (Incorporated by reference to Exhibit No. 10(kk) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25,
             1997)

10(ii)(1)    Agreement and Mutual Release dated August 17, 1998, terminating Mr.
             Watson's employment agreement (Incorporated by reference to Exhibit No. 10(ii)(1) to Annual Report on Form 10-K (Registrant
             No. 1-12248) filed with the Commission on April 15, 1999)

10(jj)       Intentionally Omitted

10(kk) Employment Agreement with Michael F. Gaffney, Executive Vice President of the Registrant, effective as of January 1, 1997 (Incorporated by reference to Exhibit No. 10(kk) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

10(kk)(1)    Agreement dated March 8, 1999, terminating Mr. Gaffney's employment agreement (Incorporated by reference to Exhibit No. 10(kk)(1) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(ll) Letter Agreement with Cowen Incorporated and Jarrod M. Cohen, dated as of March 13, 1998 (Incorporated by reference to Exhibit No. 10(ll) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998) (Incorporated by reference to Exhibit No. 10(mm) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on March 25, 1997)

10(mm) ICF Kaiser International, Inc. Non-employee Directors Compensation and Phantom Stock Plan as adopted by the Board of Directors on February 28, 1997, with an effective date of March 1, 1997 (Incorporated by reference to Exhibit No. 10(mm) to Annual Report on Form 10-K (Registrant No. 1-12248) filed with the Commission on April 15, 1999)

10(nn) Letter Agreement with Tennenbaum & Co., L.L.C. and Michael E. Tennenbaum, dated as of March 13, 1998 (Incorporated by reference to Exhibit No. 10(nn) to Annual Report on Form 10-K (Registrant No. 1-12248) for fiscal year 1997 filed with the Commission on March 31, 1998)

10(oo) Employment Agreement with Keith M. Price, President and Chief Executive Officer of the Registrant, effective as of August 27, 1998 (Incorporated by reference to Exhibit No. 10(oo) to Quarterly Report on Form 10-Q (Registrant No. 1-12248) for the third quarter of 1998 filed with the Commission on November 16, 1998)

10(oo)(1)    Terms of Promotion for Mr. Price effective as of November 4, 1998
             (Incorporated by reference to Exhibit No. 10(oo)(1) to Annual
             Report on Form 10-K (Registrant No. 1-12248) filed with the
             Commission on April 15, 1999)

*10(oo)(2)   Agreement dated April 27, 1999, terminating Mr. Price's employment agreement

*10(pp) Employment Agreement with James J. Maiwurm, President and Chief Executive Officer of the Registrant, effective as of June 1, 1999

*10(qq) Employment Agreement with S. Robert Cochran, Executive Vice President and President, North America of the Registrant, effective as of June 1, 1999

*10(rr) Employment Agreement with Timothy P. O'Connor, Executive Vice President and Chief Financial Officer of the Registrant, effective as of June 1, 1999

10(ss) Employment Agreement with Richard A. Leupen, Executive Vice President and President, International of the Registrant, effective as of June 1, 1999.

12 Statement regarding computation of ratio of earnings to fixed charges

*21          Consolidated subsidiaries of the Registrant as of July 9, 1999

**23(a) Consent of Squire, Sanders & Dempsey L.L.P. (included in opinions filed as Exhibits 5 and 8)

23(b)        Consent of PricewaterhouseCoopers LLP

*24 Power of Attorney (included as part of the signature page to this Form S-4 Registration Statement)

**25         Statement of Eligibility and Qualification on Form T-1 of Trustee

**99(a) Form of Letter of Transmittal and Consent Form and related documents for the 12% Senior Subordinated Notes due 2003

**99(b) Form of Letter of Transmittal and Consent Form and related documents for the 12% Senior Notes due 2003
______________
*   Previously filed.
**  To be filed by amendment.